     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             XPEDITE SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           22-2903158
         (State or other jurisdiction of                             (I.R.S. Employer
          incorporation or organization)                          Identification number)

                            ------------------------

                              ROY B. ANDERSEN, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             XPEDITE SYSTEMS, INC.
                                 446 HIGHWAY 35
                          EATONTOWN, NEW JERSEY 07724
                                 (908) 389-3900
  (Name and address, including zip code, and telephone number, including area code,
       of registrant's principal executive offices and agent for service)
                            ------------------------

                                   COPIES TO:

               NEIL A. TORPEY, ESQ.                             JEFFREY S. LOWENTHAL, ESQ.
        PAUL, HASTINGS, JANOFSKY & WALKER                       STROOCK & STROOCK & LAVAN
                 399 PARK AVENUE                                   SEVEN HANOVER SQUARE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10004
                  (212) 318-6000                                      (212) 806-5400

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest investment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                       PROPOSED MAXIMUM   PROPOSED MAXIMUM
                                                        OFFERING PRICE        AGGREGATE          AMOUNT OF
      TITLE OF EACH CLASS OF          AMOUNT TO BE            PER             OFFERING         REGISTRATION
   SECURITIES TO BE REGISTERED        REGISTERED(1)        SHARE(2)           PRICE(2)              FEE
Common Stock, $.01 par value......  1,725,000 shares        $25.38           $43,780,500        $15,096.66

(1) Includes up to 225,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), the price shown for the shares of Common Stock is calculated on the basis of the average of the high and low prices reported in the Nasdaq National Market, on which the Registrant's Common Stock is listed for trading, as of July 11, 1996.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 17, 1996

PROSPECTUS

                                1,500,000 SHARES
                             XPEDITE SYSTEMS, INC.
                                  COMMON STOCK

    Of the 1,500,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 550,000 shares are being sold by Xpedite Systems, Inc. (the "Company" or "Xpedite") and 950,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

    The Common Stock is traded on the Nasdaq National Market under the symbol "XPED." The closing sale price per share of the Common Stock on the Nasdaq National Market on July 11, 1996 was $24.00. See "Price Range of Common Stock and Dividend Policy."

                            ------------------------

    SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                             ---------------------

 THESE  SECURITIES HAVE NOT  BEEN  APPROVED  OR  DISAPPROVED BY THE
  SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES
   COMMISSION NOR  HAS THE SECURITIES AND EXCHANGE COMMISSION OR
     ANY  STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
         OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION
                  TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                         UNDERWRITING                                PROCEEDS TO
                      PRICE TO          DISCOUNTS AND           PROCEEDS TO            SELLING
                       PUBLIC           COMMISSIONS(1)          COMPANY(2)          STOCKHOLDERS
Per Share.......         $                    $                      $                    $
Total(3)........         $                    $                      $                    $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses, payable by the Company, estimated at $         .
(3) The Company and the Selling Stockholders have granted the several Underwriters 30-day options to purchase up to 225,000 additional shares of Common Stock on the same terms and conditions as set forth above to cover over-allotments, if any. If the Underwriters exercise these options in full, the total Price to Public, total Underwriting Discounts and Commissions, total Proceeds to Company and total Proceeds to Selling Stockholders will be
    $           ,  $           , $           and $           , respectively. See
    "Underwriting."
                         ------------------------------

    The shares of Common Stock are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Common Stock will be made on or about             , 1996 at  the
offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                            ------------------------

BEAR, STEARNS & CO. INC.                      PRUDENTIAL SECURITIES INCORPORATED

              THE DATE OF THIS PROSPECTUS IS               , 1996

    [Set forth at this point in the Prospectus is a diagram of the Xpedite document distribution system and methods of customer access thereto.

    At the left side of the diagram, five methods of customer access to the Xpedite document distribution system are depicted: fax input, PC input, mainframe or minicomputer input and local area network input, and fax access for real-time services. These access methods are shown connecting to the Xpedite system via inbound line controllers, the Internet and computer access controllers, or, in the case of fax access for real-time services, via an autodialer and fax pad.

    In the center of the diagram, two boxes represent Xpedite's store and forward messaging and real-time switching and routing options. Delivery of the information to a recipient via fax machine, the Internet, telex, X.400 and Mailgram and Cablegram is also indicated. A balloon at the right side of the diagram states: "Thousands of outbound fax lines, processing hundreds of thousands of messages per day"]

    THE COMPANY HAS DEVELOPED ITS DOCUMENT DISTRIBUTION SYSTEM TO PROVIDE HIGH QUALITY FAX AND MESSAGING SERVICES WITH SUPERIOR CUSTOMER SUPPORT CAPABILITIES. AS THE DIAGRAM ABOVE ILLUSTRATES, THE XPEDITE NETWORK CAN BE ACCESSED VIA FAX INPUT AND INPUT FROM A SENDER'S PERSONAL COMPUTER, MAINFRAME, MINICOMPUTER OR LOCAL AREA NETWORK. INPUT IS DELIVERED TO THE COMPANY'S SYSTEM VIA AN INBOUND LINE CONTROLLER, COMPUTER ACCESS CONTROLLER OR THE INTERNET. THE INPUT IS THEN PREPARED FOR DELIVERY TO A FAX ADDRESS OR ADDRESSES PROVIDED BY THE SENDER AND IS TRANSMITTED VIA A FAX DELIVERY CONTROLLER AND AN OUTBOUND LINE CONTROLLER TO THE LOCAL TELEPHONE COMPANY OR LONG DISTANCE CARRIER FOR DELIVERY TO THE RECIPIENT. ALTERNATIVELY, THE MESSAGE CAN BE DELIVERED VIA THE INTERNET OR X.400 ELECTRONIC MAIL NETWORK, TO A TELEX MACHINE OR AS A MAILGRAM OR CABLEGRAM. THE COMPANY'S REAL-TIME SERVICE IS ACCESSED USING A FAX MACHINE WITH AN AUTODIALER WHICH ROUTES THE FAX TO THE REAL-TIME SWITCHING AND ROUTING SYSTEM VIA A FAX PAD. THE FAX IS IMMEDIATELY DELIVERED "REAL TIME" TO THE RECIPIENT VIA ANOTHER FAX PAD.

                         ------------------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports and other information may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, on payment of prescribed charges. In addition, such reports, proxy statements and other information may be electronically accessed at the Commission's site on the World Wide Web located at http://www.sec.gov. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3, of which this Prospectus forms a part (together with any amendments thereto, the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), in respect of the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings may be inspected and obtained from the Commission's principal office in Washington, D.C. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference in this Prospectus (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (b) Amendment Nos. 1, 2, 3 and 4 on Form 8-K/A to the Company's Current Report on Form 8-K filed on January 6, 1996, January 13, 1996, May 3, 1996 and June 28, 1996, respectively; (c) the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1996; and (d) the description of the Common Stock set forth in the Company's Registration Statement on Form 8-A, dated February 9, 1994, all of which have been filed with the Commission pursuant to the Exchange Act.

    All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such reports and documents. Any statement included or incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of the other documents incorporated herein by reference, other than exhibits to such documents unless they are specifically incorporated by reference into such documents. Requests for such copies should be directed to the Company's Secretary at the Company's principal executive offices, located at 446 Highway 35, Eatontown, New Jersey 07724, telephone (908) 389-3900.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS WILL NOT BE EXERCISED. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO THE "COMPANY" HEREIN REFER COLLECTIVELY TO XPEDITE SYSTEMS, INC. AND ITS SUBSIDIARIES.

                                  THE COMPANY

OVERVIEW

    The Company is a leading worldwide provider of enhanced fax services ("Enhanced Services"), and now also offers basic fax services ("Basic Services") via a worldwide network with points of presence in over 70 cities in 38 countries. Through internal growth and strategic acquisitions, the Company has significantly increased its net revenues, its earnings before interest, taxes, depreciation and amortization ("EBITDA") and its net income in recent years. For the year ended December 31, 1995, net revenues increased 34.4% to $55.7 million, EBITDA (before non-recurring charges) increased 51.9% to $12.0 million and net income (before non-recurring charges) increased 36.1% to $6.4 million, as compared to the year ended December 31, 1994. For the three months ended March 31, 1996, net revenues increased 152.1% to $30.1 million, EBITDA increased 155.0% to $6.9 million and net income increased 51.2% to $2.4 million, as compared to the three months ended March 31, 1995. EBITDA is a commonly used measure of financial performance in the telecommunications industry, but it is not intended to be a substitute for or replacement of operating income or reported net income. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company's Enhanced Services consist primarily of its fax broadcast ("Fax Broadcast") and gateway messaging ("Gateway Messaging") services. The Fax Broadcast service enables a customer to rapidly distribute the same document to multiple recipients by sending a single transmission through the Company's system to a list of fax addresses. For example, use of the Fax Broadcast service allows a newsletter publisher to send its newsletter to all of its subscribers in a matter of minutes by means of a single transmission to the Company. This process may save significant amounts relative to the costs of printing and mailing or managing the fax process and documenting the delivery of the fax communication to each addressee. While the Company's typical Fax Broadcast is transmitted to approximately 100 recipients, customers have sent a single fax broadcast to as many as approximately 280,000 recipients. The Company believes that Fax Broadcast service is the largest component of the Enhanced Services market. Gateway Messaging, the Company's other primary Enhanced Service, enables a customer to send information from the customer's computer through the Company's system to a recipient's fax or telex machine, or to a recipient via the Internet or X.400 electronic mail networks or other electronic media. The Company's Gateway Messaging service typically involves the processing of a large volume of individual communications, each of which is in the same format but contains different information. See "Business--Products and Services--Enhanced Services."

    The Company's Basic Services consist of its store and forward ("Store and Forward") and real-time ("Real-Time") services. The Company's Basic Services allow a customer to use an automatic dialing device attached to the customer's fax machine to direct international faxes to the Company's document distribution network for delivery to the recipient. The Company entered the Basic Services market as a result of the acquisition of Swift Global Communications, Inc. ("Swift"), ViTel International Holding Company, Inc. ("ViTel") and Comwave Communications AG ("Comwave" and, collectively with Swift and ViTel, the "SVC Companies") in November 1995. The Company's initial Basic Service was a Store and Forward service, in which the fax is stored in the Company's system for subsequent delivery. In response to demand in the market for a basic service which would enable the sender to obtain immediate confirmation that the fax had been delivered, the Company launched its Real-Time service in 1996, the fax equivalent of "plain old telephone service" or "POTS." In Real-Time service, the customer uses the same automatic dialing device as is used in the Store and Forward service, but rather than store the fax for subsequent delivery, the Company connects the sender's fax machine directly to the recipient's fax machine, thereby delivering the fax immediately (i.e., in "real time"). The Company is currently offering its Store and Forward service in over 30 countries and its Real-Time service in Japan, Korea, Hong Kong, Singapore, Switzerland and the United States, and plans to offer this service in at least five additional countries by the end of 1996. See "Business-- Products and Services--Basic Services."

    In order to offer high quality Enhanced and Basic Services cost effectively, the Company has established a worldwide document distribution network (the "Xpedite Network"). The Xpedite Network consists of the Company's document distribution system, the systems of the SVC Companies which are connected to the Company's system, the Company's "Nodal Partners" and the leased telecommunications lines which connect all of these systems. "Nodal Partners" are certain independent entities which have purchased an electronic document distribution system from the Company and which sell Basic Services. A "Node" is an element of the Xpedite Network located at a geographically distinct point of presence which allows access to or egress from the Xpedite Network via a local telephone call. The Company's Nodes allow it to deliver a larger number of faxes using inexpensive local calls rather than higher priced long distance or international fax calls. The Company's leased telecommunications lines, which connect the Nodes, provide secure, high quality connections and minimize telecommunications expenses. In addition, the Company's leased telecommunications lines provide the reliable, continuous, high-speed throughput required for delivery of Real-Time services. See "Business--The Xpedite Network."

    The Company provides Enhanced and Basic Services in North America and overseas. The Company believes that the market for Enhanced Services is annually at least $300 million in North America and $800 million worldwide. The target market for the Company's Basic Services is the global fax transmission market, which the Company believes is annually in excess of $3 billion in North America and $10 billion worldwide. The Company believes that its markets will continue to grow, fueled by growth in international trade and continued growth in the utilization of fax machines and computer fax devices. See "Business-- Markets."

    The Company's business has grown as a result of, among other things, the development of a highly-trained sales organization. The Company has increased its sales force from 98 salespeople as of December 31, 1994 to 183 salespeople as of May 31, 1996; of such 183 salespeople, 140 were operating in North America and 43 were operating internationally. The Company believes that it has the largest sales organization in North America focused on the Enhanced Services market. See "Business--Sales and Marketing."

    In addition  to growth  resulting from  expansion of  its sales  force,  the
Company has expanded through strategic acquisitions and relationships. In February 1993, the Company acquired certain enhanced fax and messaging services assets from TRT/FTC Communications, Inc. ("TRT"). The Company has also entered into affiliate relationships in Europe with Xpedite Systems GmbH ("Xpedite Germany"), Xpedite Systems, S.A. ("Xpedite France") and Xpedite Systems Ltd. ("Xpedite UK" and, collectively with Xpedite Germany and Xpedite France, the "European Affiliates"). In November 1995, the Company acquired the SVC
Companies, which significantly expanded the Company's North American and international businesses. On a pro forma basis, the acquisition of the SVC Companies almost doubled the Company's net revenues for the year ended December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business--Strategic Acquisitions and Relationships" and Note 2 of Notes to Consolidated Financial Statements.

BUSINESS STRATEGY

    The Company's strategy is to expand from being primarily a provider of Enhanced Services in North America to become a provider of both Enhanced and Basic Services on a worldwide basis. The Company's strategic plan has the following key components:

    - EXPAND ENHANCED SERVICES

    The Company plans to leverage its proven experience in the Enhanced Services market by continuing to develop new applications for its Enhanced Services and by offering Enhanced Services in geographic areas in which the Company has not historically offered such services. Among its recent innovations, the Company introduced its "Cash Management Reporting Service," which enables banks to send financial reports to their customers via fax at a specified time each day, and has implemented the "XWEB" service, which allows customers to access the Company's services via the Internet. In order to establish a platform for expanding sales of its Enhanced Services overseas, the Company intends to have installed its document distribution system in at least six additional locations overseas during 1996.

    - LAUNCH BASIC SERVICES

    The Company intends to capitalize on the multi-billion dollar market for Basic Services by aggressively marketing both its Store and Forward and Real-Time services through its direct sales force, sales agents, resellers and Nodal Partners, and by installing the infrastructure required for the delivery of such services on a worldwide basis. By utilizing the Xpedite Network to minimize the cost of delivering fax documents, the Company is able to offer Basic Services at prices which are less than the cost which would be incurred by a customer to deliver the fax using its regular telephone service. The Company currently offers its Store and Forward service in over 30 countries and its Real-Time service in six countries, and plans to add Real-Time service in at least five additional countries by the end of 1996.

    - INCREASE SALES FORCE

    The Company believes that its highly-trained direct sales force is one of the key elements of its success. The Company plans to expand its direct sales force by adding 30 to 40 additional salespeople worldwide by the end of 1996. The Company intends to use its existing sales and distribution organization to market its Basic Services, and plans to continue to aggressively expand its direct sales group in the Pacific Rim, North America and Europe in order to increase such sales. The Company also intends to continue expanding its Nodal Partner and other third party distribution relationships.

    - EXPAND THE XPEDITE NETWORK

    In order to continue to lower its fax delivery costs, the Company seeks to expand the Xpedite Network by adding new Nodes and leased telecommunications lines. The number of Nodes in the Xpedite Network has increased from seven Nodes in three countries as of December 31, 1994 to over 70 Nodes in 38 countries as of the date of this Prospectus. The Company intends to leverage the Xpedite Network by installing the Company's system in at least six additional locations overseas during 1996. This will allow the Company to expand its Enhanced Services and launch its Basic Services on a worldwide basis.

    - PURSUE ADDITIONAL STRATEGIC ACQUISITIONS AND RELATIONSHIPS

    The Company continuously seeks to acquire additional electronic document distribution service companies in order to expand its geographic coverage, leverage the Xpedite Network, and achieve economies of scale, operating efficiencies and increased market share. The Company completed the acquisition of the SVC Companies in November 1995, is currently negotiating to acquire increased interests in two of the European Affiliates and has executed a letter of intent to purchase the assets of one of its Nodal Partners in Korea. The Company also seeks strategic relationships which present opportunities for the Company to leverage operating costs and the Xpedite Network, such as the Company's 50%-owned joint venture in Singapore.

                                  THE OFFERING

Common Stock offered by:
  The Company................................  550,000 shares
  The Selling Stockholders...................  950,000 shares
    Total....................................  1,500,000 shares(1)
Common Stock to be outstanding after the
 Offering....................................  8,673,163 shares(2)(3)
Use of Proceeds by the Company...............  To repay certain outstanding indebtedness, provide working capital and for other general
                                               corporate purposes, including future
                                               acquisitions. See "Use of Proceeds."
Nasdaq National Market Symbol................  XPED

- ---------------
(1) Assumes the Underwriters' over-allotment options are not exercised. See "Underwriting."

(2) Does not include 1,135,383 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options and warrants, of which 614,493 shares may be exercised within 60 days after this Offering. Also does not include 72,000 shares held in treasury.

(3) Reflects expected prepayment of approximately $5.1 million of outstanding indebtedness by delivery of 351,000 shares issued in June 1996; such shares were placed in escrow pending approval by the Company's stockholders of such prepayment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following tables present certain summary consolidated financial and operating data for the Company. This summary data should be read in conjunction with the financial statements, related notes and other financial information included elsewhere in this Prospectus.

                                                                                                              THREE MONTHS
                                                                YEARS ENDED DECEMBER 31,                    ENDED MARCH 31,
                                                 -------------------------------------------------------  --------------------
                                                   1991       1992       1993(1)      1994      1995(2)     1995       1996
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------

                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net Revenues:
  Domestic service.............................  $   5,052  $   9,400   $  28,341   $  39,523  $  48,210  $  10,979  $  18,382
  International service........................     --         --          --          --          3,630     --          9,877
  System sales and other.......................      1,049        629         731       1,906      3,844        954      1,825
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
    Total net revenues.........................      6,101     10,029      29,072      41,429     55,684     11,933     30,084
Costs and expenses:
  Cost of sales................................      3,400      4,731      14,000      16,992     21,602      4,440     13,800
  Selling and marketing........................      1,738      3,284       7,680      11,180     15,059      3,279      6,452
  General and administrative...................        628        982       1,942       2,746      3,964        816      2,054
  Research and development.....................        645        569       1,695       2,834      3,415        771      1,210
  Depreciation and amortization................        344        428         975       1,432      2,723        499      1,688
  Write-off of in-process research and
   development costs (3).......................     --         --          --          --         53,000     --         --
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
Operating income (loss) (3)....................       (654)        35       2,780       6,245    (44,079)     2,128      4,880
Interest income (expense)......................       (966)      (523)       (373)        433        233        208       (893)
Other income...................................     --         --          --          --             23     --            100
Income tax expense.............................     --         --            (712)     (1,950)    (2,741)      (771)    (1,720)
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
Net income (loss) (3)..........................  $  (1,620) $    (488)  $   1,695   $   4,728  $ (46,564) $   1,565  $   2,367
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
Net income (loss) per common share (3)(4)......     --      $   (0.17)  $    0.34   $    0.71  $   (6.67) $    0.23  $    0.29
Weighted average shares outstanding (4)........     --          2,826       4,599       6,600      6,982      6,884      8,115
OTHER DATA:
EBITDA (5).....................................  $    (298) $     467   $   3,967   $   7,919  $  12,030  $   2,701  $   6,879
Average minutes of fax transmission
  delivered per business day...................         45         98         273         463        667        572      1,134

                                                                                               MARCH 31, 1996
                                                                                        ----------------------------
                                                                                         ACTUAL    AS ADJUSTED(6)(7)
                                                                                        ---------  -----------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................................................  $   6,947
Total assets..........................................................................     75,120
Long-term debt, excluding current maturities..........................................     34,842
Stockholders' equity..................................................................      1,117

- ---------------
(1) The Company acquired certain assets from TRT on February 1, 1993. See "Business--Strategic Acquisitions and Relationships" and Note 2 of Notes to Consolidated Financial Statements.

(2) Includes results of operations of the SVC Companies from the date of acquisition--November 20, 1995. See "Business--Strategic Acquisitions and Relationships" and Note 2 of Notes to Consolidated Financial Statements.

(3) In connection with the acquisitions of the SVC Companies in November 1995, the Company wrote off $53.0 million of in-process research and development costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

(4) Amounts for 1992 and 1993 give pro forma effect to the issuance of shares of Common Stock upon the assumed conversion in each period of shares of the Company's previously outstanding 8% Redeemable Preferred Stock (the "Preferred Stock") at a conversion price equal to $15.00 (the public offering price for the Common Stock in the Company's initial public offering in February 1994).

(5) EBITDA consists of operating income plus depreciation and amortization, a portion of which is included in cost of sales. For 1995, EBITDA was computed excluding the non-recurring charge resulting from the write-off of in-process research and development costs. EBITDA is a commonly used measure of financial performance in the telecommunications industry, but is not intended to be a substitute for or replacement of operating income or reported net income.

(6) Adjusted to give effect to the sale of the 550,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $ per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(7) Does not reflect expected prepayment of approximately $5.1 million of outstanding indebtedness by delivery of 351,000 shares issued in June 1996; such shares were placed into escrow in June 1996 pending approval by the Company's stockholders of such prepayment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources."

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

    BUSINESS EXPANSION. The Company's principal objective is the achievement of accelerated growth throughout the world, by expansion of existing facilities and acquisition of entities engaged in the Company's businesses. There can be no assurance that the Company will be able to expand its ability to provide fax services at a rate or in a manner satisfactory to meet the demands of existing or future customers, including, but not limited to, increasing the capacity of the Company's system to process increasing amounts of fax traffic, increasing the capability of the Company's system to perform tasks required by the Company's customers, or identifying and establishing alliances with new Nodal Partners in order to enable the Company to expand the Xpedite Network in new geographic regions. Such inability may adversely affect customer relationships and perceptions of the Company in the markets in which it provides its fax services, which could have an adverse effect on the Company's business. In addition, such growth will involve substantial investments of capital, management and other resources. The Company may be required to raise additional capital through private or public equity or debt financings, or to increase the available credit under the Company's existing $45.0 million credit facility (the "Credit Facility"), in order to execute its growth strategy. There can be no assurance that the Company will generate sufficient cash for future growth through earnings or external financings, or that such financing will be available on terms acceptable to the Company, or that the Company will be able to employ any such resources in a manner which will result in accelerated growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business-- Business Strategy" and "--Strategic Acquisitions and Relationships."

    INTEGRATION OF ACQUISITIONS. An element of the Company's expansion strategy has been the acquisition by the Company of entities engaged in the electronic document distribution services business worldwide, primarily in international markets. The success of the Company's acquisitions will be dependent upon its ability to manage and integrate effectively the operations of entities it acquires. The process of integrating acquired businesses worldwide may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully integrate the operations of any businesses it acquires or that the Company will not experience additional losses as a result of such acquisitions and integration. See "Business--Overview," "--Business Strategy" and "--Strategic Acquisitions and Relationships."

    TECHNOLOGICAL CHANGE. The telecommunications industry is characterized by continuous technological change. Future technological advances in the telecommunications industry may result in the availability of new services, products or methods of electronic document delivery (such as the Internet) that could compete with the electronic document distribution services currently provided by the Company or decreases in the cost of existing products or services that could enable the Company's established or potential customers to fulfill their own needs for electronic document distribution services more cost efficiently than through the use of the Company's services. There can be no assurance that the Company will not be adversely affected in the event of such technological change, or that changes in technology will not enable additional companies to offer services which could replace some or all of the services presently offered by the Company. See "Business--Products and Services" and "--Competition."

    RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. Many aspects of the Company's international operations and business expansion plans are subject to foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the business or market opportunities of the Company within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to the Company's operations and growth strategy. See "Business--Business Strategy," "--Sales and Marketing" and "--Strategic Acquisitions and Relationships."

    The Company has been informed that two foreign individuals, who may be beneficial owners of certain of the entities (the "Former SVC Shareholders") from which the Company acquired the SVC Companies, are the subjects of a criminal investigation in Thailand relating to the alleged embezzlement of funds from the Bangkok Bank of Commerce; and that certain of such funds may have been used by the Former SVC Shareholders to purchase interests in the SVC Companies prior to the sale of the SVC Companies to the Company. The Company has been informed that such individuals maintain their innocence with regard to all such charges. The Company does not believe that such investigation will have any material adverse effect on the Company.

    COMPETITION. The Company faces a high degree of competition in each of its businesses. Many of the Company's competitors, which include AT&T Corp. ("AT&T"), MCI Communications Corp. ("MCI"), Sprint Corp. ("Sprint") and numerous national post, telephone and telegraph companies ("PTTs") around the world, and potential competitors such as the regional Bell operating companies ("RBOCs"), possess significantly greater financial, marketing, technological and other resources than the Company. Each of AT&T, MCI and Sprint, and many of the PTTs, offer enhanced and/or basic fax communications services similar to those offered by the Company. The Company cannot predict whether AT&T, MCI, Sprint, any PTT or any other competitor will expand its enhanced and/or basic fax communications services business, and there can be no assurance that these or other competitors will not commence or expand their businesses. Moreover, the Company's receiving, queuing, routing and other systems logic and architecture are not proprietary to the Company and as a result, there can be no assurance that such information will not be acquired or duplicated by the Company's existing and potential competitors. Generally, the Company does not typically have long-term contractual agreements with its customers and there can be no assurance that its customers will continue to transact business with the Company in the future. In addition, even if there is continued growth in the use of enhanced and/or basic fax services, there can be no assurance that potential customers will not elect to use their own equipment to fulfill their needs for enhanced and/or basic fax communications services. There also can be no assurance that customers will not elect to use alternatives to the Company's fax communications services, including the Internet, to carry such customers' communications or that companies offering such alternatives will not develop product features or pricing policies which are more attractive to customers than those offered by the Company. See "Business--Competition."

    REGULATION OF TELECOMMUNICATIONS INDUSTRY. The Company is subject to regulation by the Federal Communications Commission (the "FCC"), which adopts and implements regulations and policies that directly or indirectly affect the ownership and operation of telecommunications service providers, and has the power to impose penalties for violations of relevant statutes and FCC regulations. In February 1996, President Clinton signed the Telecommunications Act of 1996 (the "Telecommunications Act"), which substantially amends existing law applicable to the telecommunications industry. Although the Telecommunications Act may substantially lessen regulatory burdens, certain provisions of the Telecommunications Act could materially affect the growth and operation of the Company's business and subject the Company to additional competition. Moreover, the impact of the Telecommunications Act is difficult to predict at this time, because of the uncertainty surrounding future rulemaking by the FCC to interpret its provisions, the delayed effectiveness of other provisions of the Telecommunications Act, and the outcome of pending and potential judicial challenges.

    CONTROL BY CURRENT STOCKHOLDERS. The Company's directors, executive officers and their affiliates control approximately 36.4% of the outstanding shares of Common Stock. After giving effect to the sale of Common Stock by the Selling Stockholders (assuming the Underwriters' over-allotment options are not exercised), the Company's directors, executive officers and their affiliates will control approximately 27.5% of the outstanding shares of Common Stock. Accordingly, those stockholders will continue to have the ability, if acting in concert, to influence the outcome of elections of the Company's Board of Directors and votes on matters presented for approval by the stockholders of the Company. Such concentration of ownership may have the effect of preventing a change in control of the Company. See "Principal and Selling Stockholders."

    In connection with the acquisitions of the SVC Companies in November 1995, the Company and certain stockholders of the Company (the "New Stockholders") entered into a Shareholders Agreement, dated November 20, 1995 (the "Shareholders Agreement"). Under the Shareholders Agreement, as amended to date, the New Stockholders have agreed to suspend their right to designate a nominee to serve as a member of the Board of Directors of the Company until such time as the Board of Directors determines, in good faith, that the investigation in Thailand discussed above under "--Risks Associated with International Operations" is no longer pending.

    DEPENDENCE ON KEY PERSONNEL. The Company's success depends on its ability to attract, motivate and retain highly skilled and qualified management, sales and technical personnel. In the event the Company is unable to continue to do so, its operations and growth prospects could be adversely affected. In addition, in implementing its strategy, the Company is dependent on the services of certain key employees, some of whom have executed employment agreements with the Company. The Company may be adversely affected if these individuals do not continue to participate in corporate management. Roy B. Andersen, Jr., the President and Chief Executive Officer of the Company, was diagnosed in 1993 as having a form of leukemia. Mr. Andersen received treatment in 1993 for his condition, has maintained his full work schedule since such diagnosis and treatment and has informed the Company that he intends to maintain his full work schedule. However, there can be no assurance that Mr. Andersen will not need to curtail his activities on behalf of the Company. See "Management."

    POSSIBLE VOLATILITY OF STOCK PRICE. There has been volatility in the market prices of securities of telecommunications companies, including in the market price of the Common Stock. Future announcements concerning the Company or its competitors, including quarterly financial operating results, developments in the fax communications services business or the telecommunications industry or other developments may have a significant effect on the market price of the Common Stock. In addition, broad market fluctuations and general economic or political conditions may adversely affect the market price of the Common Stock, regardless of the Company's actual performance. See "Price Range of Common Stock and Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    SHARES ELIGIBLE FOR FUTURE SALE. Future sales of substantial amounts of Common Stock in the public market after the date hereof could adversely affect the market price of the Common Stock. As of July 10, 1996, the Company had 8,123,163 shares of Common Stock issued and outstanding. Immediately following completion of the Offering, 8,673,163 shares of Common Stock will be issued and outstanding, substantially all of which will be freely tradeable (including the 1,500,000 shares sold in this Offering and 1,485,000 shares the resale of which is covered by a Registration Statement filed by the Company on July 17, 1996 in connection with the acquisitions of the SVC Companies and which are not included in this Offering). However, the Company and holders of not less than shares of Common Stock (which includes 352,713 shares issuable upon exercise of currently exercisable stock options and warrants to purchase Common Stock), including each of the Company's officers and directors, the Selling Stockholders and certain other stockholders have agreed that they will not, directly or indirectly, offer, pledge, sell, offer to sell, contract to sell or grant any option to purchase or otherwise sell or dispose (or announce any offer, pledge, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition), of any shares of Common Stock or other capital stock or securities exchangeable or exercisable for, or convertible into, shares of Common Stock or other capital stock for a period of 90 days after the date of this Prospectus, except (i) for shares of Common Stock offered hereby, (ii) with the prior written consent of Bear, Stearns & Co. Inc., on behalf of the Underwriters and (iii) in the case of the Company, for issuances under the terms of the Plans (as defined below). See "Principal and Selling Stockholders" and "Underwriting."

    As of the date of this Prospectus, the Company has outstanding 312,860 options to purchase shares of Common Stock pursuant to the 1992 Incentive Stock Option Plan (the "1992 Plan"), 418,507 options to purchase shares of Common Stock pursuant to the 1993 Incentive Stock Option Plan (the "1993 Plan") and 175,900 options to purchase shares of Common Stock pursuant to the Company's 1996 Incentive Stock Option (the "1996 Plan" and, collectively with the 1992 Plan and the 1993 Plan, the "Plans"). The Company has filed a Registration Statement on Form S-8 to register the Common Stock issued or reserved for issuance upon exercise of options granted under the 1992 Plan and the 1993 Plan. The Company has reserved an additional 750,000 shares of Common Stock for issuance pursuant to options under the 1996 Plan, which was approved by the Company's stockholders in January 1996. The Company expects to file a registration statement on Form S-8 with the Commission with respect to the shares of Common Stock issuable under the 1996 Plan as soon as practicable. Shares issued upon exercise of options granted under the Plans generally will be freely tradeable after the effective date of a registration statement covering such shares without restriction or further registration under the Securities Act.

    In addition to the Plans, the Company has issued warrants to certain current and former non-employee directors and founders of the Company to purchase an aggregate of 137,000 shares of Common Stock at exercise prices ranging from $0.50 to $17.50 per share. The Company has also reserved 200,000 shares of Common Stock for issuance pursuant to options granted in April 1996 to certain executive officers of the Company which will vest upon the achievement by the Company of certain performance targets based upon the price per share of the Common Stock. See "Mangement." Sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices for the Common Stock.

    CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL. The Company's Amended and Restated Certificate of Incorporation and By-laws contain provisions which may have the effect of delaying or preventing a change in control of the Company. Such provisions include a classified Board of Directors, blank check preferred stock (the terms of which may be fixed by the Board of Directors without stockholder approval) and limitations on stockholder action. See "Management."
                            ------------------------

    THIS  PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION, STATEMENTS UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" REGARDING THE COMPANY'S FINANCIAL POSITION, BUSINESS STRATEGY AND PLANS AND OBJECTIVES OF MANAGEMENT OF THE COMPANY FOR FUTURE OPERATIONS, ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING WITHOUT LIMITATION IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROSPECTUS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE
COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 550,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $ per share (net of underwriting discounts and commissions and estimated
Offering  expenses) are estimated to be $         million ($      million if the
Underwriters' over-allotment options are exercised in full).

    The Company intends to use approximately $         of the net proceeds  from
the Offering to repay outstanding indebtedness under the term loan portion of the Credit Facility. The term loan portion presently accrues interest at a floating rate (8.375% as of July 1, 1996) based upon the London Interbank Offered Rate ("LIBOR") plus 2.75% per annum and matures in November 2001. Borrowings under the Credit Facility were used to consummate the acquisitions of the SVC Companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The balance of the net proceeds will be used for working capital and general corporate purposes, including future acquisitions. The Company considers acquisition opportunities from time to time and is currently negotiating to increase its ownership interest in two of the European Affiliates and has executed a letter of intent to purchase the assets of one of its Nodal Partners in Korea. There can be no assurance that any of such transactions will be completed.

    Pending the above uses, the net proceeds to the Company will be invested in United States government securities or other short-term investment grade securities.

    The Company will not receive any of the proceeds from the sale of the 950,000 shares of Common Stock offered by the Selling Stockholders hereby. See "Principal and Selling Stockholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is traded on the Nasdaq National Market under the symbol "XPED." The table below sets forth for the periods indicated commencing on February 14, 1994, the date that the Common Stock was first offered to the public, the high and low sale prices for the Common Stock as reported by the Nasdaq National Market.

                                                                               HIGH        LOW
                                                                             ---------  ---------
Year ended December 31, 1994
  First Quarter (from February 14, 1994)...................................  $   18.75  $   13.00
  Second Quarter...........................................................      18.00      12.00
  Third Quarter............................................................      22.50      13.75
  Fourth Quarter...........................................................      22.75      15.50
Year ended December 31, 1995
  First Quarter............................................................      20.75      16.25
  Second Quarter...........................................................      23.50      13.25
  Third Quarter............................................................      18.75      13.50
  Fourth Quarter...........................................................      17.88      12.50
Year ending December 31, 1996
  First Quarter............................................................      18.25      14.25
  Second Quarter...........................................................      28.25      16.25
  Third Quarter (to July 11, 1996).........................................      27.75      24.00

    On July 11, 1996, the last sale price reported on the Nasdaq National Market for the Common Stock was $24.00 per share. On the same date, there were approximately 186 holders of record of the Common Stock.

    The Company has never declared or paid cash dividends on its Common Stock. The Company intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the Credit Facility contains certain restrictions on the payment of cash dividends.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1996, on an actual basis and as adjusted to give effect to the sale of the 550,000 shares of Common Stock offered by the Company hereby at an assumed
public  offering price of $       per share and the application of the estimated
net proceeds therefrom, after deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company.

                                                                                              MARCH 31, 1996
                                                                                        --------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                        ----------  --------------
                                                                                              (IN THOUSANDS)

Short-term debt(1)....................................................................  $   10,976    $
                                                                                        ----------       -------
                                                                                        ----------       -------
Long-term debt, excluding current maturities..........................................  $   34,293    $
Long-term portion of capital lease obligations........................................         549
Stockholders' equity:
  Common stock, $0.01 par value per share; 15,000,000 shares authorized; 7,775,606 shares issued and outstanding; as adjusted, 8,325,606 shares issued and outstanding
   (3)................................................................................          78
  Additional paid-in capital..........................................................      48,927
  Accumulated deficit.................................................................     (47,672)
  Less: Treasury stock: 72,000 shares at cost.........................................        (216)
                                                                                        ----------       -------
      Total stockholders' equity......................................................       1,117
                                                                                        ----------       -------
      Total capitalization............................................................  $   35,959    $
                                                                                        ----------       -------
                                                                                        ----------       -------

- ---------------
(1)  Includes   current  maturities   of  long-term   debt  and   capital  lease
     obligations.

(2) Does not reflect expected prepayment of approximately $5.1 million of outstanding indebtedness by delivery of 351,000 shares issued in June 1996; such shares were placed into escrow pending approval by the Company's stockholders of such prepayment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources."

(3) Does not include 800,190 shares of Common Stock issuable as of March 31, 1996 upon the exercise of outstanding stock options, of which 67,557 shares were issued upon exercise subsequent to March 31, 1996.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected consolidated Statement of Operations Data and Balance Sheet Data set forth below at and for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 are derived from the audited consolidated financial statements of the Company. The selected consolidated Statement of Operations Data and Balance Sheet Data set forth below at and for the three-month periods ended March 31, 1995 and 1996 are derived from the unaudited consolidated financial statements. The unaudited consolidated financial data include all adjustments, consisting of normal, recurring accruals, which management considers necessary for a fair presentation of the consolidated financial position and consolidated results of operations for these periods. Operating results for the three-month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, together with the related notes thereto, included elsewhere in this Prospectus.

                                                                                                              THREE MONTHS
                                                                YEARS ENDED DECEMBER 31,                    ENDED MARCH 31,
                                                 -------------------------------------------------------  --------------------
                                                   1991       1992       1993(1)      1994      1995(2)     1995       1996
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Domestic service.............................  $   5,052  $   9,400   $  28,341   $  39,523  $  48,210  $  10,979  $  18,382
  International service........................     --         --          --          --          3,630     --          9,877
  System sales and other.......................      1,049        629         731       1,906      3,844        954      1,825
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
    Total net revenues.........................      6,101     10,029      29,072      41,429     55,684     11,933     30,084
Costs and expenses:
  Cost of sales................................      3,400      4,731      14,000      16,992     21,602      4,440     13,800
  Selling and marketing........................      1,738      3,284       7,680      11,180     15,059      3,279      6,452
  General and administrative...................        628        982       1,942       2,746      3,964        816      2,054
  Research and development.....................        645        569       1,695       2,834      3,415        771      1,210
  Depreciation and amortization................        344        428         975       1,432      2,723        499      1,688
  Write-off of in-process research and
    development costs (3)......................     --         --          --          --         53,000     --         --
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
Operating income (loss) (3)....................       (654)        35       2,780       6,245    (44,079)     2,128      4,880
Interest income (expense)......................       (966)      (523)       (373)        433        233        208       (893)

Other income...................................     --         --          --          --             23     --            100
Income tax expense.............................     --         --            (712)     (1,950)    (2,741)      (771)    (1,720)
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
Net income (loss) (3)..........................  $  (1,620) $    (488)  $   1,695   $   4,728  $ (46,564) $   1,565  $   2,367
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                                 ---------  ---------  -----------  ---------  ---------  ---------  ---------
Net income (loss) per common share (3) (4).....     --      $   (0.17)  $    0.34   $    0.71  $   (6.67) $    0.23  $    0.29
Weighted average shares outstanding (4)........     --          2,826       4,599       6,600      6,982      6,884      8,115

OTHER DATA:
EBITDA (5).....................................  $    (298) $     467   $   3,967   $   7,919  $  12,030  $   2,701  $   6,879
Average minutes of fax transmission delivered
  per business day.............................         45         98         273         463        667        572      1,134

                                                                               DECEMBER 31,                          MARCH 31,
                                                         ---------------------------------------------------------  -----------
                                                           1991       1992       1993(1)      1994       1995(2)       1996
                                                         ---------  ---------  -----------  ---------  -----------  -----------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments......  $      76  $   1,906   $     472   $  16,139   $   9,076    $   6,947
Total assets...........................................      2,004      5,019      13,962      34,352      72,883       75,120
Long-term debt, excluding current maturities...........      1,330      4,201       3,098          13      36,323       34,842
Preferred Stock........................................     --          6,663       7,262      --          --           --
Stockholders' equity (deficit).........................     (8,339)    (7,502)     (6,599)     27,085      (1,116)       1,117

- ---------------
(1) The Company acquired certain assets from TRT on February 1, 1993. See "Business--Strategic Acquisitions and Relationships" and Note 2 of Notes to Consolidated Financial Statements.

(2) Includes results of operations of the SVC Companies from the date of acquisition--November 20, 1995. See "Business--Strategic Acquisitions and Relationships" and Note 2 of Notes to Consolidated Financial Statements.

(3) In connection with the acquisitions of the SVC Companies in November 1995, the Company wrote off $53.0 million of in-process research and development costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

(4) Amounts for 1992 and 1993 give pro forma effect to the issuance of shares of Common Stock upon the assumed conversion in each period of shares of Preferred Stock at a conversion price equal to $15.00 (the public offering price for the Common Stock in the Company's initial public offering in February 1994).

(5) EBITDA consists of operating income plus depreciation and amortization, a portion of which is included in cost of sales. For 1995, EBITDA was computed excluding the non-recurring charge resulting from the write-off of in-process research and development costs. EBITDA is a commonly-used measure of financial performance in the telecommunications industry, but is not intended to be a substitute for or replacement of operating income or reported net income.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion of the financial condition and results of operations of the Company for the three years ended December 31, 1993, 1994 and 1995 and the three month periods ended March 31, 1995 and 1996. It should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto and other financial and operating information included elsewhere and incorporated by reference in this Prospectus.

OVERVIEW

    The Company derives a substantial majority of all of its revenues from charges for the provision of Basic and Enhanced Services. Customers are charged based primarily upon the telephone connection time used to make the delivery of a fax communication to each recipient. Although the Company generally does not have long-term contractual service agreements with its customers, the Company's customers tend to continue to use the Company's fax communications services once they have begun to use such services and, as a result, the Company's operating results benefit from the recurring monthly revenue stream from such customers. The Company also receives revenues from the provision of other messaging services, such as telex and electronic mail.

    In addition to service revenues from electronic document distribution services, the Company generates system sales, royalty and other revenues by selling electronic document distribution systems and components and licensing the Company's software to other fax communications services providers. System sales generally have been structured to generate royalty income from the purchasers of such systems, based on the revenues received by the purchaser from such systems.

    On November 20, 1995, the Company acquired all of the outstanding capital stock of each of the SVC Companies (the "SVC Acquisitions"). The SVC Companies provide Enhanced and Basic Services worldwide. The purchase prices for the SVC Acquisitions, including transaction costs, were approximately $23.2 million for Swift, $41.5 million for ViTel, and $11.3 million for Comwave, respectively, which includes a total of $2.0 million held in escrow to secure the indemnification obligations of certain of the sellers. A portion of the aggregate purchase price was paid through the issuance of an aggregate of 1,249,000 shares of Common Stock valued at $18.3 million, and subordinated notes payable to the sellers of ViTel of approximately $5.1 million (the "ViTel Notes"). The Company expects the ViTel Notes to be prepaid by the issuance to the holders of such notes of 351,000 shares of Common Stock (subject to the pending receipt of approval of such prepayment by the Company's stockholders). The SVC Acquisitions were accounted for as purchases. Accordingly, the assets acquired and liabilities assumed through these purchases have been recorded at their estimated fair market values at the date of acquisition. Identifiable intangible assets acquired included $53.0 million of in-process research and development costs, customer lists of $5.6 million and purchased software of $2.7 million. Since the technological feasibility of the in-process research and development costs had not yet been established and the technology being developed had no alternative future use at the acquisition date, the in-process research and development costs were immediately written-off and included in the Company's results of operations as a non-recurring charge for the year ended December 31, 1995. The results of the SVC Companies are included in the Company's results of operations from the date of the SVC Acquisitions.

    Until the acquisitions of the SVC Companies, substantially all of the Company's revenues were generated in North America. Net revenues and results of operations for the SVC Companies are included in those of the Company for the three months ended March 31, 1996. As a result of the SVC Acquisitions, the Company is classifying net service revenue as either "international" or "domestic." The Company defines "domestic" service revenues as those generated by the Company's United States and Canadian sales forces. All other service revenues are defined by the Company as "international" service revenues.

    As a result of the SVC Acquisitions and internal growth, the Company's revenues for the three months ended March 31, 1996 were $18.4 million in North America and $9.9 million internationally. Revenues and EBITDA (before non-recurring charges) for the year ended December 31, 1995, after giving pro forma effect to the acquisitions of the SVC Companies by the Company as if such acquisitions had occurred on January 1, 1995 are $107.1 million and $11.9 million, respectively.

    Additional information regarding the financial statements for the SVC Companies and the pro forma condensed combined financial statements of the Company is set forth in Amendments Nos. 1, 2, 3 and 4 on Form 8-K/A to the
Company's Current Report on Form 8-K. See "Available Information" and "Incorporation of Certain Documents by Reference."

    Subsequent to the SVC Acquisitions, the Company has made and will continue to make significant development efforts to integrate the systems of the SVC Companies into the Xpedite Network. In addition, the Company intends to integrate certain development efforts which had been commenced by the SVC Companies, which address features which are complementary to the Company's system and are intended to minimize the need to have several systems. The effort to integrate and interconnect the acquired systems with the Company's existing systems are substantial.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain operating data as a percentage of net revenues:

                                                                                                       THREE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,                  MARCH 31,
                                                         ----------------------------------------  --------------------------
                                                             1993          1994          1995          1995          1996
                                                         ------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Domestic service.....................................       97.5%         95.4%         86.6%         92.0%         61.1%
  International service................................       --            --             6.5          --            32.8
  System sales and other...............................        2.5           4.6           6.9           8.0           6.1
                                                             -----         -----         -----         -----         -----
    Total net revenues.................................      100.0         100.0         100.0         100.0         100.0
Costs and expenses:
  Cost of sales........................................       48.1          41.0          38.8          37.2          45.9
  Selling and marketing................................       26.4          27.0          27.0          27.5          21.5
  General and administrative...........................        6.7           6.6           7.1           6.8           6.8
  Research and development.............................        5.8           6.8           6.2           6.5           4.0
  Depreciation and amortization........................        3.4           3.5           4.9           4.2           5.6
  Write off of in-process research and development
   costs...............................................       --            --            95.2          --            --
                                                             -----         -----         -----         -----         -----
Operating income (loss)................................        9.6          15.1         (79.2)         17.8          16.2
  Interest income (expense)............................       (1.3)          1.0           0.5           1.7          (2.9)
  Other income.........................................       --            --            --            --             0.3
  Income tax expense...................................       (2.5)         (4.7)         (4.9)         (6.4)         (5.7)
                                                             -----         -----         -----         -----         -----
Net income (loss)......................................        5.8%         11.4%        (83.6)%        13.1%          7.9%
                                                             -----         -----         -----         -----         -----
                                                             -----         -----         -----         -----         -----
OTHER DATA:
  EBITDA (1)...........................................       13.6%         19.1%         21.6%         22.6%         22.9%

- ------------
(1) EBITDA for the year ended December 31, 1995 was calculated excluding the non-recurring charge of $53 million related to the acquisitions of the SVC Companies.

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

    For the three months ended March 31, 1996, net revenues increased by 152.1% to $30.1 million, as compared to the same period in 1995. Net service revenues increased by 157.4% to $28.3 million for the three months ended March 31, 1996, as compared to the three months ended March 31, 1995. The SVC Acquisitions contributed approximately $14.0 million in net service revenues for the three months ended March 31, 1996; $4.1 million in domestic service revenue and $9.9 million in international service revenue. Prior to the SVC Acquisitions, the Company had minimal international service revenues. The remaining increase in domestic net service revenues resulted primarily from the efforts of the Company's sales force in penetrating new markets and selling new applications in existing markets. As a result of the SVC Acquisitions and internal growth, fax minutes increased to approximately 71.4 million minutes in the three months ended March 31, 1996, from approximately 36.1 million minutes in the three months ended March 31, 1995.

    System sales and other net revenues increased by 91.3% to $1.8 million for the three months ended March 31, 1996, as compared to the same period in 1995. The increase was primarily the result of an increased volume of sales of system upgrades and expansion equipment, and related royalty revenue.

    The Company's gross margins were 54.1% and 62.8% for the three months ended March 31, 1996 and 1995, respectively. Service margin rates decreased to 54.3% for the first quarter of 1996, as compared to 63.4% for the same period in 1995. The decline in service margins resulted primarily from the SVC Acquisitions' international service revenues, which are sold at a lower gross margin but typically generate a higher retained revenue per page. Partially offsetting the impact of the lower international gross margin were lower long distance rates resulting from favorable negotiations with the Company's primary telecommunications service providers, completion of additional direct interconnections with local exchange carriers and the interconnection of the Company's systems with those acquired in connection with the SVC Acquisitions. Domestic service margins were also impacted by a reduction of approximately 11.5% in the average price charged per minute to customers to deliver a fax page, as compared with the first quarter of the prior year. This reduction was in response to competition in the markets in which the Company operates. Margin rates on system sales and other revenues also decreased slightly to 51.9% for the three months ended March 31, 1996, as compared to 55.5% for the same period in 1995, primarily as a result of changes in the proportions of the Company's net revenue accounted for by various of the Company's products.

    Selling and marketing expenses increased by 96.8% to $6.5 million for the three months ended March 31, 1996, as compared to the same period in 1995. Expenses relating to the operations of the SVC Companies accounted for $2.4 million of this increase. The remainder of this increase is attributable primarily to the expansion of the Company's domestic direct sales force and customer care and sales support functions, in response to the increase in the Company's net revenues. Selling and marketing expenses as a percentage of net revenues decreased to 21.5% for the three months ended March 31, 1996, as compared to 27.5% for the three months ended March 31, 1995. As of March 31, 1996, the Company employed approximately 175 direct sales employees domestically and internationally, as compared with 103 domestically at March 31, 1995.

    General and administrative expenses increased by 151.7% to $2.1 million for the three months ended March 31, 1996, as compared to the same period in 1995. The operations of the SVC Companies accounted for $1.1 million of this increase, with the remainder primarily resulting from additional administrative overhead costs relating to the Company's growth in net revenues. General and administrative expenses as a percentage of net revenues were 6.8% for both the three months ended March 31, 1996 and the three months ended March 31, 1995.

    Research and development expenses increased by 56.9% to $1.2 million for the three months ended March 31, 1996, as compared to the same period in 1995. The operations of the SVC Companies accounted for $0.3 million of this increase. The remaining increase was primarily due to costs for developing product enhancements and new services and features, and integration of the systems of the SVC Companies into the

Xpedite Network. Research and development expenses as a percentage of net revenues decreased to 4.0% for the three months ended March 31, 1996, as compared to 6.5% for the three months ended March 31, 1995.

    Depreciation and amortization increased by 238.3% to $1.7 million for the three months ended March 31, 1996, as compared to the same period in 1995. This increase is attributable to the purchase of additional capital equipment for expansion of the Company's systems to support the growth in the Company's net revenues, combined with depreciation and amortization of tangible and intangible assets related to the SVC Acquisitions.

    Operating income increased by 129.3% to $4.9 million for the three months ended March 31, 1996, as compared with the same period in 1995, resulting primarily from increased net service revenues. Operating income as a percentage of net revenues decreased to 16.2% for the three months ended March 31, 1996, as compared with 17.8% for the three months ended March 31, 1995.

    Interest income decreased by 45.2% to $0.1 million for the three months ended March 31, 1996, as compared with $0.2 million for the three months ended March 31, 1995, as a result of the Company utilizing available cash in connection with the SVC Acquisitions. For the three months ended March 31, 1996, the Company also incurred interest expense of $1.0 million, primarily related to the Credit Facility entered into to finance the SVC Acquisitions.

    Income tax expense for the three months ended March 31, 1996 was $1.7 million, or 42.1% of income before income taxes, as compared to 33.0% for the same period in 1995. The Company's effective income tax rate for the three months ended March 31, 1996, exclusive of amortization of costs in excess of fair value relating to the SVC Acquisitions (a non-deductible item), was 40.0%.

    As a result of the factors discussed above, the Company's net income increased by 51.2% to $2.4 million for the three months ended March 31, 1996, as compared with $1.6 million for the same period in 1995. Net income per share of Common Stock increased by 26.1% to $0.29 for the three months ended March 31, 1996, as compared to $0.23 for the three months ended March 31, 1995.

  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    Net revenues increased by 34.4% to $55.7 million in 1995 from $41.4 million in 1994. Net service revenues for 1995 were $51.8 million compared to $39.5 million in 1994, an increase of 31.2%. Of this increase in net service revenues, the SVC Companies contributed net service revenues of $6.1 million during the period from November 20, 1995 through December 31, 1995. The remaining increase resulted primarily from the efforts of the Company's expanded direct sales force both in penetrating new markets and selling new applications in existing markets. As a result of the SVC Acquisitions and internal growth, fax minutes increased by 43.0% to approximately 166.4 million minutes in 1995, as compared to approximately 116.4 million in 1994. The increase in net service revenues and minutes was partially offset by a reduction in the average price charged per minute by the Company to deliver a fax page.

    System sales and other net revenues were $3.8 million in 1995, as compared to $1.9 million in 1994. This increase was the result of increased sales of system upgrades and expansion equipment, and related royalty revenue.

    The Company's gross margins were 61.2% in 1995, as compared to 59.0% in 1994. Service margin rates increased to 61.1% in 1995, as compared to 59.5% in 1994. Service margins were positively impacted by lower long distance rates resulting from favorable negotiations with the Company's primary telecommunications service providers, and completion of additional direct interconnections with local exchange carriers. The positive impact of lower transmission costs on service margins was partially offset by a reduction of approximately 14.0% in the average price charged per minute to customers to deliver a fax page, in response to competition in the Company's markets. In addition, the Company expects that an increase in net revenues and increased operating efficiencies will also mitigate the impact on margins of declining prices. Margin rates on system sales increased to 62.1% in 1995, as compared to 49.3% in 1994, primarily as a result of an increase in royalty revenue of approximately $0.7 million.

    Selling and marketing expenses increased by 34.7% to $15.1 million in 1995 from $11.2 million in 1994. Selling and marketing expenses as a percentage of net revenues remained at 27.0% in 1995 and 1994. The Company continued to expand its sales and marketing organization in 1995, increasing its sales force by 67 salespeople to a total of 165 at December 31, 1995, including 47 salespeople added as a result of the SVC Acquisitions. The Company also expanded its customer care, sales support, marketing and product management functions by 26 individuals to a total of 70 at December 31, 1995, to support the increase in the Company's revenues.

    General and administrative expenses increased by 44.4% to $4.0 million in 1995 from $2.7 million in 1994, primarily as a result of additional administrative overhead costs related to the increased number of personnel employed by the Company. General and administrative expenses as a percentage of net revenues increased to 7.1% in 1995 from 6.6% in 1994.

    Research and development expenses increased by 20.5% to $3.4 million in 1995 from $2.8 million in 1994. This increase was primarily due to costs for developing enhancements and new services and features on the Company's systems. Research and development expenses as a percentage of net revenues decreased to 6.2% in 1995 from 6.8% in 1994.

    EBITDA, excluding the write-off of $53.0 million of in-process research and development costs in 1995, increased by 51.9% to $12.0 million in 1995 from $7.9 million in 1994. EBITDA, excluding such write-off of in-process research and development costs, as a percentage of net revenues increased to 21.6% in 1995 from 19.1% in 1994. EBITDA is a commonly used measure of financial performance in the telecommunications industry, but is not intended to be a substitute for or replacement of operating income or reported net income. These increases were primarily attributable to increased gross margins resulting from decreased telecommunications line charges and improved operating efficiencies.

    Depreciation and amortization increased to $2.7 million in 1995 from $1.4 million in 1994, as a result of additional capital equipment purchased during 1995 and 1994 to support the growth in the Company's net revenues.

    The Company incurred an operating loss of $44.1 million in 1995, as compared to operating income of $6.2 million in 1994, as a result of the write-off of $53.0 million of in-process research and development costs in connection with the SVC Acquisitions.

    Interest income, net of interest expense, was $0.2 million in 1995, as compared to net interest income of $0.4 million in 1994. Interest expense was $0.5 million in 1995, related to debt under the Credit Facility and subordinated notes issued to finance the acquisition of the SVC Companies.

    Income tax expense in 1995 was $2.7 million or 6.3% of the Company's loss before income taxes as compared to 29.2% in 1994. The Company's effective tax rate in 1995, exclusive of the write-off of in-process research and development costs in connection with the SVC Acquisitions (a non-deductible item), was 30.0%. See Note 6 of the Notes to the Consolidated Financial Statements.

    As a result of the factors discussed above, the Company's net loss for 1995 was $46.6 million, as compared with net income of $4.7 million in 1994.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    Net revenues increased by 42.5% to $41.4 million in 1994 from $29.1 million in 1993. Fax Broadcast net revenues increased by 67.5% to $31.0 million in 1994 from $18.5 million in 1993. In addition, fax minutes increased by 70.2% to approximately 116.4 million minutes in 1994 from approximately 68.4 million minutes in 1993. This increase in Fax Broadcast net revenues resulted primarily from the expansion of the Company's direct sales force to 98 salespersons as of December 31, 1994 from 73 salespersons as of December 31, 1993, and the penetration of additional vertical markets by the Company's direct sales force. The increases in Fax Broadcast net revenues and fax minutes were partially offset by a reduction of approximately 6.5% in the price charged per minute by the Company to deliver a fax page. Net revenues from the Gateway Messaging service decreased to $8.5 million in 1994 from $9.8 million in 1993. This decrease resulted from a significant decline in revenues from telex service, which decreased by 41.7% to $2.1 million in 1994, as compared to $3.6 million in 1993. The Company's telex revenues were derived primarily from the customers and assets acquired from TRT in February 1993. The Company anticipated the decline in telex revenues, both as a consequence of the TRT acquisition, and due to the fact that the Company had not traditionally been a telex carrier.

    Cost of sales increased by 21.4% to $17.0 million in 1994 from $14.0 million in 1993. Cost of sales as a percentage of net revenues decreased to 41.0% in 1994 from 48.1% in 1993, primarily as a result of decreased telecommunications line charges and operating efficiencies. The Company lowered its per minute telecommunications rates partly through negotiation with carriers (reflecting the increasing volume of telecommunications transmission time being purchased by the Company), and through the elimination of the higher costs per minute that had been charged to the Company by TRT prior to the acquisition of the TRT assets by the Company. The integration of the TRT assets into the Company's systems also allowed the Company to eliminate certain duplicative operations support functions.

    Selling and marketing expenses increased by 45.6% to $11.2 million in 1994 from $7.7 million in 1993. Selling and marketing expenses as a percentage of net revenues increased to 27.0% in 1994 from 26.4% in 1993. The Company continued to expand its sales and marketing organization in 1994, increasing its sales force by 25 salespeople to a total of 98 at December 31, 1994. The Company also expanded its customer care, sales support, marketing, and product management functions by 12 individuals to a total of 44 at December 31, 1994, to support the Company's increase in net revenues.

    General and administrative expenses increased by 41.4% to $2.7 million in 1994 from $1.9 million in 1993, primarily as a result of the additional administrative overhead costs related to the increased number of personnel employed by the Company. General and administrative expenses as a percentage of net revenues decreased to 6.6% in 1994 from 6.7% in 1993, resulting from increased net revenues and greater operating efficiencies.

    Research and development expenses increased by 67.3% to $2.8 million in 1994 from $1.7 million in 1993. Research and development expenses as a percentage of net revenues increased to 6.8% in 1994 from 5.8% in 1993. These increases were partly due to costs incurred to fully integrate the assets acquired from TRT into the Company's systems, as well as costs to develop new services and features.

    EBITDA increased by 99.6% to $7.9 million in 1994 from $4.0 million in 1993. EBITDA as a percentage of net revenues increased to 19.1% in 1994 from 13.6% in 1993. EBITDA is a commonly used measure of financial performance in the telecommunications industry, but is not intended to be a substitute for or replacement of operating income or reported net income. These increases were primarily attributable to increased gross margins resulting from decreased telecommunications line charges and improved operating efficiencies.

    Depreciation and amortization increased to $1.4 million in 1994 from $1.0 million in 1993, as a result of the purchase by the Company of additional capital equipment during 1994 to support the growth in the Company's net revenues.

    Operating income increased to $6.2 million in 1994 from $2.8 million in 1993. Operating income as a percentage of net revenues increased to 15.1% in 1994 from 9.6% in 1993. These increases were primarily attributable to the increase in Fax Broadcast revenues, and increased gross margins.

    Interest income, net of interest expense, was $0.4 million in 1994. The Company incurred net interest expense of $0.4 million in 1993. This change resulted from the use of a portion of the net proceeds from the Company's initial public offering in February 1994 to repay all outstanding debt during the first quarter of 1994 (except for capital lease obligations), and the investment of the balance of such net proceeds.

    As a result of the factors discussed above, the Company's net income increased to $4.7 million in 1994 from $1.7 million in 1993.

  SELECTED QUARTERLY FINANCIAL DATA

    The following table shows certain unaudited financial data of the Company for each of the seven most recent fiscal quarters. The selected quarterly financial data are unaudited and have been prepared from the books and records of the Company in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (including only normal, recurring adjustments) considered necessary for a fair presentation have been included. Interim results for the three month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

                                                                            THREE MONTHS ENDED
                                              -------------------------------------------------------------------------------
                                              SEPT. 30,  DEC. 31,    MARCH 31,   JUNE 30,   SEPT. 30    DEC. 31,   MARCH 31,
                                                1994       1994        1995        1995       1995        1995        1996
                                              ---------  ---------  -----------  ---------  ---------  ----------  ----------

                                                                              (IN THOUSANDS)
Net revenues:
  Domestic service..........................  $  10,166  $  10,196   $  10,979   $  10,994  $  11,418  $   14,819  $   18,382
  International service.....................     --         --          --          --         --           3,630       9,877
  System sales and other....................        702        757         954         908        731       1,251       1,825
                                              ---------  ---------  -----------  ---------  ---------  ----------  ----------
    Total net revenues......................     10,868     10,953      11,933      11,902     12,149      19,700      30,084
Operating income (loss) (1).................      1,825      1,758       2,129       2,050      2,170     (50,428)      4,880
Other Data:
  EBITDA (2)................................      2,252      2,250       2,701       2,666      2,830       3,833       6,879

- ---------------
(1) Operating income (loss) for the quarter ended December 31, 1995 was calculated including a non-recurring charge of $53.0 million, relating to the acquisitions of the SVC Companies.

(2) EBITDA for the quarter ended December 31, 1995, was calculated excluding the non-recurring charge of $53.0 million related to the acquisitions of the SVC Companies.

    Total net revenues increased to $19.7 million and $30.1 million in the quarters ending December 31, 1995 and March 31, 1996, respectively, reflecting an increase of 62.2% and 52.7% over the preceding quarter, respectively. EBITDA increased to $3.8 million and $6.9 million in the quarters ended December 31, 1995 and March 31, 1996, respectively, reflecting an increase of 35.4% and 79.5% over the preceding quarter, respectively. Such increases are attributable primarily to the effect of the SVC Acquisitions in November 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company entered into the Credit Facility on November 20, 1995, in connection with the SVC Acquisitions. The Credit Facility provides for a term loan and a revolving loan. As of March 31, 1996, there was no balance outstanding with respect to the revolving loan portion of the Credit Facility and $38.75 million amount outstanding under the term loan portion of the Credit Facility. The term loan is payable in quarterly installments of $1.25 million increasing periodically to $2.25 million with a final payment in November 2001.
The  Company intends to use approximately $           of the net proceeds of the
Offering to repay a portion of the outstanding indebtedness under the Credit Facility. See "Use of Proceeds." In connection with the SVC Acquisitions, the ViTel Notes were issued to the sellers of ViTel. The ViTel Notes did not accrue interest until May 1996, at which time they began to accrue interest at 17.0% per annum until

November 1996, and thereafter at the rate of 12.0% per annum until maturity in January 2002. Interest on the ViTel Notes is payable annually by the issuance of additional notes in principal amount equal to the interest payment. In the event that all unpaid principal and accrued interest is not paid in full on or prior to November 20, 1996, the aggregate principal amount of the ViTel Notes will increase to approximately $7.4 million. The Company expects to prepay the ViTel Notes prior to November 20, 1996 with 351,000 shares of Common Stock. Such shares were placed in escrow in June 1996 pending approval by the Company's stockholders of such prepayment.

    At March 31, 1996, the Company had $6.9 million in cash and cash equivalents. At March 31, 1996, the Company had a working capital deficit of $2.0 million. The Company generated $6.3 million in cash from operations in 1995, as compared to $5.0 million and $3.5 million in 1994 and 1993, respectively. For the three month period ended March 31, 1996, the Company generated $2.5 million in cash from operations. For the comparable period ended March 31, 1995, the Company generated $1.3 million in cash from operations.

    The Company performs ongoing credit evaluations of its customers. Reserves are maintained for potential credit losses and allowances issued to customers as a result of adjustments by the Company in the prices charged to customers. Such losses and allowances have been within management's expectations. Provisions for allowances and doubtful accounts as a percentage of net revenue were 2.9%, 3.3%, and 2.2% in 1995, 1994 and 1993, respectively. The increase from 1993 to 1994 was primarily a result of the customers acquired from TRT in 1993.

    Statement of Financial Accounting Standards ("SFAS") No. 109 requires that a valuation allowance be recorded for deferred tax assets if it is more likely than not that some or all of a company's deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends upon the existence of future taxable income. Prior to 1995, the Company recorded a tax valuation allowance in accordance with SFAS No. 109. As a result of its recent history of carryforward utilization and projected future taxable income, the Company reduced its tax valuation allowance by $2.3 million in 1995.

    Included in the net deferred tax assets recorded at December 31, 1995 is a deferred tax asset of $2.4 million reflecting the benefit of $6.0 million in loss carryforwards, which expire in varying amounts between 2004 and 2007. As a result of certain transactions involving the Company's stock, an "ownership change" as defined in Section 382 of the Internal Revenue Code occurred in 1992. Consequently, future utilization of the Company's federal net operating loss carryforwards are subject to an annual limitation of approximately $640,000.

    Net cash provided by investing activities in 1995, exclusive of $46.2 million in cash used to acquire the SVC Companies, was $0.3 million. During the years ended December 31, 1995, 1994 and 1993, the Company made capital expenditures of $3.7 million, $4.3 million and $2.3 million, respectively. The Company's primary capital expenditures consist of investments in computer systems and equipment, and telecommunications systems. The Company has currently budgeted approximately $6.5 million for capital expenditures in 1996, but has requested an increase from its lenders for capital expenditures of approximately $9.0 million in 1996. The Company made additional loans to Xpedite Germany in 1995 of $1.6 million, and has made aggregate loans to Xpedite Germany of $3.2 million as of March 31, 1996. The Company has agreed to provide up to an additional $0.8 million in such loans over the next three years. The proceeds of the net sales of held-to-maturity securities of $5.8 million were used to partially finance the acquisitions of the SVC Companies. These securities were sold at their maturity dates during 1995.

    The Company has "put" and "call" arrangements relating to each of the European Affiliates. The purchase prices payable in connection with the exercise of such "put" or "call" options is based on, among other things, the achievement of certain financial results as set forth in the agreements relating to such "puts" and "calls." Due to the uncertainties as to the ability of each of the European Affiliates to achieve such financial results and as to whether the conditions set forth in such agreements will be met, the Company does not consider the exercise of these options to be probable during the next twelve months. If exercised, however, the purchase price payable in connection with the "put" and "call" options is payable in cash or any negotiable security, Common Stock, or a combination of cash, Common Stock, or any negotiable security, at the Company's option. See "Business--Strategic Acquisitions and Relationships."

    The Company believes that its sources of capital, including internally generated funds, and cash available pursuant to the Credit Facility will be adequate to satisfy its debt requirements and anticipated capital needs for the next twelve months. However, the Company may elect to finance its future capital requirements through additional equity or debt financing.

HEDGING TRANSACTIONS

    The Company has purchased forward contracts for 3.4 million German marks, and 110 million Japanese yen, in order to hedge its loans to Xpedite Germany and amounts due from its subsidiaries at March 31, 1996, reducing its risk to fluctuations in foreign exchange rates.

    Contracts for German marks have maturity dates ranging from 1997 through 1999. The Company's contracts for Japanese yen have maturity dates during 1996. The fair value of such contracts at March 31, 1996, based upon current market quotes for contracts with similar terms, approximated the carrying value of such contracts.

    In the event of non-performance of contract terms by the banks, the Company would be required to sell German marks and Japanese yen at the prevailing exchange rates.

EFFECT OF INFLATION

    Inflation is not a material factor affecting the Company's business. In recent years, telecommunications costs have declined significantly as volumes of traffic carried by the Company have grown. However, general operating expenses such as salaries, employee benefits and occupancy costs are subject to normal inflationary pressures.

                                    BUSINESS

OVERVIEW

    The Company is a leading worldwide provider of enhanced fax services ("Enhanced Services"), and now also offers basic fax services ("Basic Services") via a worldwide network with points of presence in over 70 cities in 38 countries. Through internal growth and strategic acquisitions, the Company has significantly increased its net revenues, EBITDA and net income in recent years. For the year ended December 31, 1995, net revenues increased 34.4% to $55.7 million, EBITDA (before non-recurring charges) increased 51.9% to $12.0 million and net income (before non-recurring charges) increased 36.1% to $6.4 million, as compared to the year ended December 31, 1994. For the three months ended March 31, 1996, net revenues increased 152.1% to $30.1 million, EBITDA increased 155.0% to $6.9 million and net income increased 51.2% to $2.4 million, as compared to the three months ended March 31, 1995. EBITDA is a commonly used measure of financial performance in the telecommunications industry, but it is not intended to be a substitute for or replacement of operating income or reported net income.

    The Company's Enhanced Services consist primarily of its Fax Broadcast and Gateway Messaging services. The Fax Broadcast service enables a customer to rapidly distribute the same document to multiple recipients by sending a single transmission through the Company's system to a list of fax addresses. For example, use of the Fax Broadcast service allows a newsletter publisher to send its newsletter to all of its subscribers in a matter of minutes by means of a single transmission to the Company. This process may save significant amounts relative to the costs of printing and mailing or managing the fax process and documenting the delivery of the fax communication to each addressee. While the Company's typical Fax Broadcast is transmitted to approximately 100 recipients, customers have sent a single fax broadcast to as many as approximately 280,000 recipients. The Company believes that Fax Broadcast service is the largest component of the Enhanced Services market. Gateway Messaging, the Company's other primary Enhanced Service, enables a customer to send information from the customer's computer through the Company's system to a recipient's fax or telex machine, or to a recipient via the Internet or X.400 electronic mail networks or other electronic media. The Company's Gateway Messaging service typically involves the processing of a large volume of individual communications, each of which is in the same format but contains different information.

    The Company's Basic Services consist of its Store and Forward and Real-Time services. The Company's Basic Services allow a customer to use an automatic dialing device attached to the customer's fax machine to direct international faxes to the Company's document distribution network for delivery to the recipient. The Company entered the Basic Services market as a result of the acquisition of the SVC Companies in November 1995. The Company's initial Basic Service was a Store and Forward service, in which the fax is stored in the Company's system for subsequent delivery. In response to demand in the market for a basic service which would enable the sender to obtain immediate confirmation that the fax had been delivered, the Company launched its Real-Time service in 1996, the fax equivalent of POTS. In Real-Time service, the customer uses the same automatic dialing device as is used in the Store and Forward service, but rather than store the fax for subsequent delivery, the Company connects the sender's fax machine directly to the recipient's fax machine, thereby delivering the fax immediately (i.e., in "real time"). The Company is currently offering its Store and Forward service in over 30 countries and its Real-Time service in Japan, Korea, Hong Kong, Singapore, Switzerland and the United States, and plans to offer this service in at least five additional countries by the end of 1996.

    In order to offer high quality Enhanced and Basic Services cost effectively, the Company has established the Xpedite Network, which consists of the Company's document distribution system, the systems of the SVC Companies which are connected to the Company's system, the Company's Nodal Partners and the leased telecommunications lines which connect all of these systems. "Nodal Partners" are certain independent entities which have purchased an electronic document distribution system from the Company and which sell Basic Services. A "Node" is an element of the Xpedite Network located at a geographically distinct point of presence which allows access to or egress from the Xpedite Network via a local telephone call. The Company's Nodes allow it to deliver a larger number of faxes using inexpensive local calls rather than higher priced long distance or international fax calls. The Company's leased telecommunications lines, which connect the Nodes, provide secure, high quality connections and minimize telecommunications expenses. In addition, the Company's leased telecommunications lines provide the reliable, continuous, high-speed throughput required for delivery of Real-Time services.

    The Company provides Enhanced and Basic Services in North America and overseas. The Company believes that the market for Enhanced Services is annually at least $300 million in North America and $800 million worldwide. The target market for the Company's Basic Services is the global fax transmission market, which the Company believes is annually in excess of $3 billion in North America and $10 billion worldwide. The Company believes that its markets will continue to grow, fueled by growth in international trade and continued growth in the utilization of fax machines and computer fax devices.

    The Company's business has grown as a result of, among other things, the development of a highly-trained sales organization. The Company has increased its sales force from 98 salespeople as of December 31, 1994 to 183 salespeople as of May 31, 1996; of such 183 salespeople, 140 were operating in North America and 43 were operating internationally. The Company believes that it has the largest sales organization in North America focused on the Enhanced Services market.

    In addition to growth resulting from expansion of its sales force, the Company has expanded through strategic acquisitions and relationships. In February 1993, the Company acquired certain enhanced fax and messaging services assets from TRT. The Company has also entered into affiliate relationships in Europe with its European Affiliates. In November 1995, the Company acquired the SVC Companies, which significantly expanded the Company's North American and international businesses. On a pro forma basis, the acquisition of the SVC Companies would have almost doubled the Company's net revenues for the year ended December 31, 1995.

BUSINESS STRATEGY

    The Company's strategy is to expand from being primarily a provider of Enhanced Services in North America to become a provider of both Enhanced and Basic Services on a worldwide basis. The Company's strategic plan has the following key components:

    - EXPAND ENHANCED SERVICES

    The Company plans to leverage its proven experience in the Enhanced Services market by continuing to develop new applications for its Enhanced Services and by offering Enhanced Services in geographic areas in which the Company has not historically offered such services. Among its recent innovations, the Company introduced its Cash Management Reporting Service, which enables banks to send financial reports to their customers via fax at a specified time each day, and has implemented the XWEB service, which allows customers to access the Company's services via the Internet. In order to establish a platform for expanding sales of its Enhanced Services overseas, the Company intends to have installed its document distribution system in at least six additional locations overseas during 1996.

    - LAUNCH BASIC SERVICES

    The Company intends to capitalize on the multi-billion dollar market for Basic Services by aggressively marketing both its Store and Forward and Real-Time services through its direct sales force, sales agents, resellers and Nodal Partners, and by installing the infrastructure required for the delivery of such services on a worldwide basis. By utilizing the Xpedite Network to minimize the cost of delivering fax documents, the Company is able to offer Basic Services at prices which are less than the cost which would be incurred by a customer to deliver the fax using its regular telephone service. The Company currently offers its Store and Forward service in over 30 countries and its Real-Time service in six countries, and plans to add Real-Time service in at least five additional countries by the end of 1996.

    - INCREASE SALES FORCE

    The Company believes that its highly-trained direct sales force is one of the key elements of its success. The Company plans to expand its direct sales force by adding 30 to 40 additional salespeople worldwide by the end of 1996. The Company intends to use its existing sales and distribution organization to market its Basic Services, and plans to continue to aggressively expand its direct sales group in the Pacific Rim, North America and Europe in order to increase such sales. The Company also intends to continue expanding its Nodal Partner and other third party distribution relationships.

    - EXPAND THE XPEDITE NETWORK

    In order to continue to lower its fax delivery costs, the Company seeks to expand the Xpedite Network by adding new Nodes and leased telecommunications lines. The number of Nodes in the Xpedite Network has increased from seven Nodes in three countries as of December 31, 1994 to over 70 Nodes in 38 countries as of the date of this Prospectus. The Company intends to leverage the Xpedite Network by installing the Company's system in at least six additional locations overseas during 1996. This will allow the Company to expand its Enhanced Services and launch its Basic Services on a worldwide basis.

    - PURSUE ADDITIONAL STRATEGIC ACQUISITIONS AND RELATIONSHIPS

    The Company continuously seeks to acquire additional electronic document distribution service companies in order to expand its geographic coverage, leverage the Xpedite Network, and achieve economies of scale, operating efficiencies and increased market share. The Company completed the acquisition of the SVC Companies in November 1995, is currently negotiating to acquire increased interests in two of the European Affiliates and has executed a letter of intent to purchase the assets of one of its Nodal Partners in Korea. The Company also seeks strategic relationships which present opportunities for the Company to leverage operating costs and the Xpedite Network, such as the Company's 50%-owned joint venture in Singapore.

PRODUCTS AND SERVICES

    The Company currently provides a wide range of Enhanced and Basic Services, focused primarily on reliable electronic document distribution at affordable rates.

  ENHANCED SERVICES

    The Company continues to focus on the development of its Fax Broadcast service, which enables a customer to rapidly distribute the same document to multiple recipients by sending a single transmission through the Company's system to a list of fax addresses. For example, use of the Fax Broadcast service allows a newsletter publisher to send its newsletter to all of its subscribers in a matter of minutes by means of a single transmission of such newsletter to the Company. This process may save significant amounts relative to the costs of printing and mailing or managing the fax process and documenting the delivery of the fax communication to addressees. Customers of the Fax Broadcast service include financial services organizations, which use the service to disseminate research reports; cruise lines, which use the service to send notices to travel agents regarding fares and availability; political groups, which use the service to transmit campaign information; trade associations, which use the service to disseminate information to their members; and public relations firms and investor relations groups, which use the service to disseminate press releases and earnings reports. While the Company's typical Fax Broadcast is transmitted to approximately 100 recipients, customers have sent a single fax broadcast to as many as approximately 280,000 recipients. The Company believes that fax broadcast service is the largest component of the enhanced fax services market.

    Gateway Messaging, the Company's other primary Enhanced Service, enables a customer to send information from the customer's computer through the Company's system to a recipient's fax or telex machine, or to a recipient via the Internet or X.400 electronic mail networks or other electronic media. In contrast to a fax broadcast (in which the same document is typically transmitted to numerous recipients using a previously stored list of fax addresses), the Gateway Messaging service (which is sometimes referred to in the telecommunications industry as "text-to-fax" or "e-mail-to-fax") typically involves the transmission of a single document to a single recipient. The Company's Gateway Messaging service tends to involve the processing of a large volume of individual communications, each of which is in the same format but contains different information. For example, using Gateway Messaging, a manufacturing company could have an employee enter information regarding individual orders of its products into the manufacturer's mainframe computer, then forward such information to the Company, along with the fax, telex or electronic mail address for the recipient. Using such information, the Company prepares individual invoices, and stores the form in the Company's system. Such invoices are faxed by the Company to the manufacturing company's customers which placed the related orders. Customers of the Gateway Messaging service range from hotel chains, airlines and cruise lines, which use the service to deliver confirmations of reservations, to manufacturing and shipping companies, which rely on this service to deliver invoices, purchase orders and shipping documents.

  BASIC SERVICES

    The Company's Basic Services consist of Store and Forward and Real-Time services. The Company's Basic Services allow a customer to use an automatic dialing device attached to the customer's fax machine to direct international fax calls to the Xpedite Network. The Company entered the Basic Services market as a result of the acquisition of the SVC Companies in November 1995. The Company's initial Basic Service was a Store and Forward service, in which the fax is stored in the Company's system for subsequent delivery. In response to demand in the market for a basic service which would enable the sender to obtain immediate confirmation that its fax had been delivered, the Company launched its Real-Time service in 1996, the fax equivalent of POTS. In the Real-Time service, the customer uses the same automatic dialing device as is used in the Store and Forward service, but rather than storing the fax for subsequent delivery, the Xpedite Network connects the sender's fax machine directly to the recipient's fax machine thereby delivering the fax immediately (i.e., in "real time"). The Company is currently offering its Real-Time service in Japan, Korea, Hong Kong, Singapore, Switzerland and the United States, and plans to offer this service in at least five additional countries by the end of 1996.

  CUSTOMER ACCESS

    A key feature of both Enhanced and Basic Services is the variety of methods available to the Company's customers to access its services and retrieve customer service information. The Xpedite Network can be accessed via fax input or input from a sender's personal computer, mainframe, minicomputer or local area network ("LAN"). In addition, the Company recently implemented its XWEB service to allow customers with Internet access to subscribe to and use the Company's fax and messaging services. The XWEB capability enables a customer to use existing Web browser software to send fax, telex or electronic messages, and to retrieve customer service related information, such as whether or not all of such customer's faxes have been delivered. The Company believes the combination of its multiple access options, proprietary software and sophisticated customer support for all forms of computer access to the Xpedite Network will enhance its ability to differentiate itself from its competitors in its markets.

MARKETS

    The Company provides Enhanced and Basic Services on a worldwide basis.

  ENHANCED SERVICES

    The Company presently sells its Enhanced Services to a wide range of businesses, trade and professional associations, political organizations and other enterprises. The Company believes that the market for Enhanced Services is annually at least $300 million in North America and $800 million worldwide.

    Since its inception, the Company has sought to meet the demands of its customers in the North American market by developing Enhanced Services in response to specific needs. The Company believes that the market for Enhanced Services is customer- and applications-driven. Expansion in the Enhanced

Services market is expected to be derived from the continued development by the Company of various new applications for such services within particular industries ("vertical markets") and the development of individual applications which may be used in several different industries ("horizontal markets").

  BASIC SERVICES

    The target market for the Company's Basic Services is the global fax transmission market, which the Company believes is annually in excess of $3 billion in North America and $10 billion worldwide. The Company believes that this market will continue to grow, fueled by growth in international trade and continued growth in the utilization of fax machines and computer fax devices. Published sources have projected the growth of the global utilization of fax machines and computer fax devices, as follows:

             WORLDWIDE COMBINED FAX MACHINE AND COMPUTER-BASED FAX
                           DEVICE PLACEMENTS, 1994-98
                                 (IN THOUSANDS)

    [Bar Graph illustrating Worldwide Combined Fax Machine and Computer-Based Fax Device Placements, 1994-98]

    The Basic Services market has historically been dominated by PTTs, which furnish telecommunications services in this market at regulated rates which may be significantly greater than the underlying cost of the transmission. The Company believes that, using the Xpedite Network, it can offer high quality service to customers in these markets at rates lower than those which are available from such other carriers.

THE XPEDITE NETWORK

    The Xpedite Network consists of the Company's document distribution system, the systems of the SVC Companies which are connected to the Company's system, the Company's Nodal Partners and the leased telecommunications lines which connect all of these systems. A Node is an element of the Xpedite Network located at a geographically distinct point of presence which allows access to or egress from the Xpedite Network via a local telephone call. The Xpedite Network presently includes Nodes in over 70 cities in 38 countries worldwide.

    The Xpedite Network is critical to the Company's ability to offer Basic Services at a cost which is attractive to customers. By utilizing its Nodes, the Company is able to deliver a larger number of faxes using inexpensive local calls rather than higher priced long distance or international fax calls. The Company's leased telecommunications lines connect the Nodes, providing secure, high quality connections while minimizing telecommunications expenses. In addition, the Company's leased telecommunications lines provide the reliable, continuous, high-speed throughput which is required for the delivery of Real-Time services. Certain data networks which could be used in services offered as an alternative to the Company's, such as the Internet or public X.25 packet networks, do not provide throughput with these requisite characteristics. In addition, the Company believes that by offering both Enhanced and Basic Services which are carried on the

Xpedite  Network, the Company  will be able  to develop a  greater volume of fax
traffic  and  justify   the  cost   of  adding  additional   Nodes  and   leased
telecommunications lines to the Xpedite Network in additional cities worldwide.

    The Company's system is designed to make efficient use of the Xpedite Network by applying sophisticated queuing, compression, routing and distribution algorithms. As a result, the Company is able to transmit fax communications among diverse locations more efficiently than the basic long distance service of a PTT, and thereby furnish a wider variety of fax services at a lower cost to customers. In addition, the components of the Company's system used in delivering its services are designed to optimize utilization of the Company's leased telecommunications lines. The fax pads used in the Real-Time service derive 16 simultaneous fax channels from a standard 64 kilobits per second trunk line.

    The Company is in the process of interconnecting the systems acquired from the SVC Companies with the Xpedite Network, to provide cost-efficient routing for its customers' faxes. At the same time, the Company plans to install its system in certain of the overseas operating locations of the SVC Companies and use such system as the growth platform for its services in these locations.

    As a result of the acquisition of the SVC Companies, the Xpedite Network now reaches over 70 cities in 38 countries, as illustrated by the following chart.

                              THE XPEDITE NETWORK

                            CITIES WITH                                CITIES WITH                               CITIES WITH
COUNTRY                    NETWORK NODES   COUNTRY                    NETWORK NODES   COUNTRY                   NETWORK NODES
- ------------------------  ---------------  ------------------------  ---------------  ------------------------  -------------
Argentina                            1     Indonesia                            1     Philippines                         1
Australia                            2     Israel                               1     Poland                              1
Azerbaijan                           1     Italy                                1     Russia                              1
Brazil                               1     Japan                                2     Singapore                           1
Canada                               2     Kenya                                2     South Africa                        1
China                                1     Korea                                2     Spain                               1
Costa Rica                           1     Lebanon                              1     Sri Lanka                           1
Cyprus                               1     Luxembourg                           1     Switzerland                         5
Denmark                              1     Malaysia                             1     Taiwan                              1
Dominican Republic                   1     Mexico                               1     Uganda                              1
France                               5     Netherlands                          1     United Kingdom                      3
Germany                              8     New Zealand                          2     United States                      14
Hong Kong                            1     Peru                                 1

    As of May 31, 1996, the Company had approximately 8,000 outbound fax telephone lines. The Company is able to add fax lines in varying increments and expects to be able to add additional fax lines in order to meet the growth in demand for its services. The Company maintains adequate capacity to accommodate fax communications transmissions during the peak hours of usage of its system. The Company's equipment has significant capacity for future growth and has been designed for rapid expansion. The Company also believes that it will have excess capacity during "off-peak" hours. As the volume of its international fax transmissions has grown, the Company has observed that the concentration of peak hour traffic is reduced.

    The Company has standardized its equipment specifications and limited the number of its suppliers to achieve cost efficiencies. Substantially all of the Company's computing equipment is readily available from large, well-known suppliers such as Sun Microsystems, Inc. The Company continually evaluates new developments in electronic document distribution technology in connection with the design and enhancement of its system and development of services to be offered to customers. As the Company installs its system in various of its locations worldwide, the Company's ongoing efforts to develop its system are expected to result in the development of service enhancements which may be supported by a larger revenue base.

    The Company has developed safeguards to minimize the impact of power outages and other operational problems. The Company has installed generators at its headquarters in Eatontown, New Jersey and at its Glen Head, New York international switching center to provide an uninterrupted power supply in the event of a disruption in service provided by the local utility. In addition, the Company uses a variety of carriers to transmit its telecommunications traffic, and employs a variety of telecommunications routing technologies, including a fiber optic "ring" connection with Bell Atlantic Corporation, which allows immediate re-routing of traffic in the event of a line interruption. The Company has further developed its safeguards by establishing an additional "back-up" operations center in Piscataway, New Jersey, which the Company believes can become fully operational within 24 hours. The Company also maintains business interruption insurance providing coverage of up to $7.0 million. The Company has not suffered any material interruption in its business.

SALES AND MARKETING

    Selling  Enhanced  Services  requires   a  thorough  understanding  of   the
application of the Company's services to a particular customer's business, a focus on the identified market opportunities and the ability to overcome potential customers' objections to using a third party service provider to fulfill its electronic document distribution service needs. The Company's sales personnel are taught to understand and use the terminology of participants in the targeted industry and to direct their selling efforts to the executive who benefits from the electronic document distribution service. The Company believes that this emphasis on targeted applications differs from the sales focus of competitors such as AT&T, MCI and Sprint, which the Company believes tend to concentrate on administrative groups responsible for telecommunications or information systems within a customer's organization and whose presentations generally focus on product capabilities and/or price across a broad industry base. The sales process for Enhanced Services in overseas markets is similar to that used in North America.

    The Company intends to use its existing sales and distribution organization to market its Basic Services, and plans to continue to aggressively expand its direct sales group in the Pacific Rim, North America and Europe in order to increase such sales. Sales and marketing of Basic Services is expected to focus on industries with substantial international trade activity such as shipping, import/export, freight forwarders, manufacturing and financial services. As with its Enhanced Services, the Company believes that a direct field sales organization is the most effective distribution channel in addressing the Basic Services market. The Company believes that the success of companies such as MCI, Sprint and LDDS Metromedia confirm the importance of having a direct sales organization to address a basic telecommunications market in the business sector.

    The Company's marketing department is primarily responsible for identifying new markets and developing sales strategies and sales materials to support a focused sales effort in each new market. The Company's marketing materials typically include direct response advertising and public relations focused on the trade periodicals relevant to the vertical markets and horizontal markets targeted by the Company and trade show participation.

    DIRECT SALES. Direct sales by the Company's sales personnel accounted for approximately 77.0% of the Company's net revenues in both 1995 and 1994. As of May 31, 1996, the sales force had grown to 140 salespeople in North America and 43 salespeople operating overseas, as compared to a sales force of 98 salespeople operating in North America as of December 31, 1994. The Company expects that a majority of its sales growth will continue to be generated by its direct sales force.

    SALES AGENTS. In addition to the direct sales force, sales agents, who are not employees of the Company, act as representatives of the Company. The Company provides customer service and billing to the customers of its sales agents. Sales agents typically receive only a sales commission equal to a percentage of gross domestic and international sales. Sales agents accounted for approximately 12.0% of the Company's net revenues in 1995, and approximately 11.0% in 1994.

    RESELLERS. In order to supplement its direct sales force and sales agents, the Company has contracted with various resellers. A reseller "purchases" the Company's fax communications services at a discount from the Company's regular prices and resells such services under its own brand name. The reseller directly manages its customer billing and acts as the primary customer service interface. The use of resellers enables the Company to expand its presence in its markets. Resellers accounted for approximately 11.0% of the Company's net revenues in 1995, and 12.0% in 1994.

    NODAL PARTNERS. The Company also markets Basic Services through its network of Nodal Partners in over 30 countries. A Nodal Partner acts as an international reseller operating independently of the Company, and in this capacity purchases an electronic document distribution system from the Company and operates the necessary computer system in its assigned territory (usually the Nodal Partner's home country). The Nodal Partner typically sells Basic Services to customers located in its territory. For fax documents destined to points outside of the Nodal Partner's territory, the Nodal Partner utilizes the Xpedite Network to forward faxes. The Company and such Nodal Partner share the cost of delivering the fax; the Company receives a portion of the revenue generated from such delivery. Each Nodal Partner provides its own billing and customer support. The Company intends to continue to support its Nodal Partners where the Nodal Partner has performed its contractual obligations to the Company.

STRATEGIC ACQUISITIONS AND RELATIONSHIPS

    The Company has used and will continue using strategic acquisitions and its relationships with overseas affiliates and Nodal Partners as a means of continued growth and expansion.

    In February 1993, the Company acquired from TRT certain assets used in the enhanced fax and messaging businesses. In 1993, such assets were operated to generate revenues of approximately $9.5 million which, together with internal growth, enabled the Company to almost triple its 1992 revenues.

    As of January 29, 1993, December 15, 1993, and June 24, 1994, respectively, the Company entered into agreements with Xpedite UK, Xpedite France and Xpedite Germany, respectively. The Company's agreements with each of the European
Affiliates provide for the sale by the Company of the Company's document distribution system, a license of the Company's software (for which the European Affiliate pays royalties equal to approximately 8.0% of its net revenues), joint marketing efforts, and "put" and "call" rights which would enable or require the Company to purchase interests in the relevant European Affiliate.

    In January 1995, the Company established Xpedite Systems Canada, Inc. ("Xpedite Canada"), a wholly-owned subsidiary incorporated in New Brunswick, Canada, and located in Toronto. Xpedite Canada's focus has been to market the Company's services throughout Canada.

    In November 1995, the Company acquired the SVC Companies. Approximately two-thirds of the combined revenues of these companies have been derived from customers outside of North America. ViTel has operating centers in Tokyo, Hong Kong, Australia, the United States and London, and Nodes in seven other countries. Over 50% of ViTel's revenues have been derived from sales in the Pacific Rim and Europe. Swift has derived revenues from both United States customers and from its network of Nodal Partners. Swift utilizes systems in the United States, Hong Kong and London, as well as those of its Nodal Partners, to carry its fax traffic. Comwave has focused primarily on the sale of fax broadcast services to customers in Switzerland, Germany and the United Kingdom. The Company is continuing the process of interconnecting the Xpedite Network with the systems acquired in the SVC Acquisitions.

    The Company is currently negotiating to increase its ownership interest in two of the European Affiliates (such increases are not related to the "put" and "call" arrangements related to the European Affiliates--see "Management's Discussion and Analysis of Financial Condition and Results of Operations--

Liquidity and Capital Resources"). In addition, the Company has executed a letter of intent to purchase the assets of one of its Nodal Partners in Korea, for a purchase price of approximately $2.5 million. Subject to the negotiation and execution of a purchase agreement between the parties, such acquisition is expected to close during the third quarter of 1996. However, there can be no assurance that any of such transactions will be completed.

    The Company intends to continue to develop operations elsewhere throughout North America, Europe, the Pacific Rim and other developed nations, either directly or through arrangements with companies located in these areas. Where such operations are developed, the Company intends to link these systems together with the Company's own systems to form an integrated international telecommunications network, which the Company believes will enable it to offer a portfolio of fax communications services more cost-effectively than its competitors. The Company is actively seeking partners in other countries to launch additional affiliates.

COMPETITION

    The Company competes based on a number of factors, such as customer service and support, service features and price. Of these factors, the Company believes that service and support are the most important for Enhanced Services, while price is the critical competitive component with respect to Basic Services in developed countries with high quality long distance networks. In a service industry in which a broad range of optional features are offered, the Company's competitive strategy emphasizes a sales and support network that is well-versed in the capabilities of the services offered to customers. The Company believes that, while it continues to expand its development activity in order to add a broad range of features to its services, it is the focus of its sales and support organizations on customers' needs that enables the Company to compete effectively.

    AT&T, MCI and Sprint, as well as other long distance carriers and national PTTs, provide certain enhanced fax communications services in competition with the Company. The Company believes it can compete effectively with its competitors because of its focus on the enhanced fax communications services market, its broad array of service features and its cost-effective worldwide Xpedite Network. The Company believes that, while AT&T and Sprint have begun to expand the number of international Nodes employed by them, they have not committed to the direct deployment of targeted sales personnel to focus on the international fax markets, and that AT&T and Sprint currently are relying primarily on worldwide partners and agents in marketing their enhanced fax services outside of the United States.

    In addition to the long distance carriers and PTTs, the Company competes with a number of service bureaus based on the factors described above. Many service bureaus face considerable obstacles in developing a business competitive with the Company's. While it may be easy to begin service with a small personal computer-based system, considerable system development expenditures are required to enable such a system to grow to support the volumes and features needed to be an effective competitor in the marketplace. Further, a small service bureau typically will not have a sufficient volume of traffic to develop the economic leverage necessary to obtain telecommunications services at rates enabling it to compete cost-effectively with the Company. In addition, considerable investment in a sales and marketing organization is required to develop a substantial business base. As a result of the Company's investment in its sales and marketing organization, the Company believes that the size of its sales force significantly exceeds that of any service bureau in the United States, and the Company knows of no other service bureau with as many sales personnel and Nodes in as many countries as the Company.

    Immediately prior to the acquisition of the SVC Companies, the Company had approximately 5,000 telecommunication lines dedicated to fax transmission, which the Company believes was more than twice as many dedicated lines as its nearest competitor. Since such acquisition, the Company has added approximately 3,000 lines as a result of the acquisition of the SVC Companies and through internal expansion, and the Company intends to continue to add dedicated lines as its volume of fax transmissions makes the installation of such lines cost effective to support the growth of the Company's business.

    The Company believes that its major advantages in addressing the international markets is that it is offering both Basic and Enhanced Services and already has operating centers and full time sales personnel in the major telecommunications centers around the world, and that its network of Nodal Partners extends this presence beyond such major centers. Another major advantage is that the Company's Basic Services include both Real-Time and Store and Forward options, while the Company's competitors may only offer one of such options.

    Another alternative to using the Company's services is for a potential customer to fulfill its own needs for fax communications services. The "home grown" solution may simply be an individual at a fax machine or may involve the customer acquiring its own computerized fax communications system (sometimes known as "customer premise equipment" or "CPE"). The Company believes that the CPE solution is suitable in some applications, but is generally not feasible for the Company's customers, who require the capacity to effect a significant volume of electronic document deliveries in a short period of time. The Company believes that the CPE solution for a fax broadcast application would require the customer to obtain and maintain a large number of telephone transmission lines which would remain idle for significant periods of time. Further, for international fax traffic, the customer would be required to set up a worldwide nodal network; the Company believes that this is only practical for large multinational firms and even these firms would be unlikely to develop a network which would reach as many countries as the Xpedite Network. As a fax communications services provider with many customers, the Company is able to spread the costs of operating the Xpedite Network over a large number of users. In addition to being concerned with the irregular nature of demand, a customer selecting a CPE solution must consider the total cost of system acquisition, ongoing technical support, reliability, technological obsolescence and accountability. Based on the foregoing, the Company believes that a substantial percentage of customers in the market for fax communications services will elect a service provider rather than CPE. In fact, as the Company's prices have fallen over time in the United States, a number of customers who tried to implement CPE solutions have returned as service customers.

    Similarly, electronic transmission of information via the Internet provides an alternative to the Company's fax services. However, Internet transmission does not offer prompt confirmation of receipt of information in "real time" and has the additional risks of limited security and confidentiality of information transmitted over a worldwide network easily accessed by third parties. Finally, while a fax transmission alerts the recipient that information has been delivered, information transmitted via e-mail often relies on the recipient inquiring whether information has been delivered. Transmission by the Internet cannot be an alternative if a sender or recipient of information does not have access to the Internet.

ADDITIONAL INFORMATION

    EMPLOYEES. The Company considers its relationship with its employees to be satisfactory. The Company employed 518 persons as of May 31, 1996, substantially all of whom were full-time employees, and none of whom was covered by a collective bargaining arrangement. Of these employees, 216 were engaged in sales and marketing; 195 in operations and customer support; 53 in research and development; and 54 in general and administrative activities. Approximately 30% of the Company's employees are located in the Company's Eatontown, New Jersey headquarters; none of the Company's remaining offices employs more than 10% of the Company's employees.

    PATENTS AND PROPRIETARY INFORMATION. The Company regards certain of its computer software as proprietary and seeks to protect such software with common law copyrights, trade secret laws and internal non-disclosure agreements and safeguards. The Company currently holds no United States or foreign patents, but has several United States patent applications pending. The Company does not believe that patent protection of any of its intellectual property is material to its business.

    INSURANCE. The Company has insurance covering risks incurred in the ordinary course of business, including general liability, special and business property coverage (including coverage of electronic data processing equipment and media), and business interruption insurance. The Company believes its insurance coverage is adequate.

    PROPERTIES. The Company's headquarters facility, which includes its principal administrative, sales, marketing, management information systems and product development offices and its operations center, is located in approximately 28,000 square feet of leased space in Eatontown, New Jersey. The lease on this facility terminates September 30, 1998 (excluding a five-year renewal option exercisable by the Company). The Company also maintains a development facility, located in approximately 3,500 square feet of leased space, in Ft. Lauderdale, Florida. The lease on this facility expired by its terms on February 1, 1994 and the Company continues to occupy this facility on a month-to-month basis. The Company owns an office building located in London, consisting of approximately 4,000 square feet of office space.

    The Company also maintains approximately 20,000 square feet of leased space for the principal administrative, sales and management information systems offices and operations center of its international division in Glen Head, New York. The lease covering approximately 75% of this space expires on December 30, 1999, and the lease covering the remaining space expires on September 30, 2001, subject, in each case, to extension or earlier termination in certain circumstances.

    During 1994, the Company leased approximately 4,900 square feet of space in a Piscataway, New Jersey facility, where the Company has established an additional operations center which is substantially identical, in terms of capability, to its current operations center at its headquarters in Eatontown, New Jersey. This facility provides the Company with another level of protection in its operational systems, and is expected to enable the Company to continue its operations in the event of a disaster at either facility. The lease on this facility terminates on February 28, 2001. The additional facility is designed to enable the Company to more easily expand its systems, will provide additional processing and transmission capacity and will be linked with the Company's facilities at its headquarters. As of March 31, 1996, the Company has invested approximately $0.8 million acquiring and equipping this facility.

    The Company leases an additional 38 sales and support offices across the United States and Canada, consisting of approximately 36,000 square feet in the aggregate, pursuant to the terms of various short-term lease agreements. The Company also leases 14 sales and support offices in other countries around the world, consisting of approximately 22,000 square feet in the aggregate, pursuant to the terms of various short-term lease agreements. The Company believes that its existing facilities are adequate to meet current requirements and that suitable additional space in close proximity to its existing headquarters will be available as needed to accommodate growth of its operations and additional sales and support offices through the foreseeable future. For the three months ended March 31, 1996, the Company incurred approximately $1.0 million for facilities rental expense.

    LEGAL PROCEEDINGS. The Company is involved from time to time in routine legal matters incidental to its business. Management believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

    The current Directors and executive officers of the Company are as follows:

               NAME                     AGE                              POSITION
- -----------------------------------  ---------  -----------------------------------------------------------

Roy B. Andersen, Jr................     48      President, Chief Executive Officer and Director

Robert S. Vaters...................     36      Executive Vice President, Finance, Chief Financial Officer
                                                and Secretary

Dennis Schmaltz....................     48      Vice President, Operations and Engineering

Max A. Slifer......................     48      Executive Vice President, North American Operations

George Abi Zeid....................     42      Executive Vice President, International Operations

John C. Baker(1)...................     46      Director

Philip A. Campbell(1)..............     59      Director

Robert Chefitz(2)..................     36      Director

David Epstein(2)...................     62      Director

- ---------------
(1)  Member of Compensation Committee

(2)  Member of Audit Committee

    The Board of Directors is divided into three classes, with each class holding office for staggered three-year terms. The terms of Class 1 Directors Robert Chefitz and Philip A. Campbell expire in 1997, the term of Class 2 Director Roy B. Andersen, Jr. expires in 1998, and the terms of Class 3 Directors John C. Baker and David Epstein expire in 1996. All executive officers of the Company are chosen by the Board of Directors and serve at the Board's discretion. There are no family relationships among the Company's officers and Directors.

    ROY B. ANDERSEN, JR. is the Company's Chief Executive Officer and has been President and a Director of the Company since its formation in July 1988. From February 1987 until July 1988, Mr. Andersen served as Executive Vice President and Chief Operating Officer of Electronic Courier Systems, Inc. From 1980 to 1987, Mr. Andersen was employed by Western Union, where he helped develop its EasyLink electronic mail service. At Western Union, Mr. Andersen served as Vice President of Telex and EasyLink marketing, from 1986 to 1987. Mr. Andersen also served as the Vice Chairman of the Electronic Mail Association of America, a professional electronic mail association, from 1985 to 1987.

    ROBERT S. VATERS has served as Executive Vice President, Finance, Chief Financial Officer and Secretary since June 1996. From April 1993 until June 1996, Mr. Vaters was employed by Young & Rubicam, Inc. where he served as a Senior Vice President and Treasurer. From 1989 to 1993, Mr. Vaters served as Vice President and Treasurer of Sequa Capital Corporation. Prior to 1989, Mr. Vaters spent seven years as a commercial banker. Mr. Vaters is a director of Rockford Industries.

    DENNIS SCHMALTZ has served as Vice President, Operations and Engineering, since the inception of the Company. Prior to joining the Company he was employed by Telentry Systems, Inc. in 1985 and as director of development of Electronic Courier Systems, Inc. from March 1986 to July 1988. Prior to joining Telentry Systems, Inc., Mr. Schmaltz was employed by Onetix, Inc., which was involved in the development of the original technology utilized by the Company to convert word processing documents to fax documents.

    MAX A. SLIFER has served as Executive Vice President of North American Operations of the Company since June 1994. From 1989 to 1994, Mr. Slifer was the Company's Vice President of Sales and Marketing.

Prior to joining the Company, he served in various sales management positions with Western Union. From 1987 to 1988, he served as Western Union's Vice President of sales and distribution and prior to that was Western Union's national Vice President of cellular telephone sales and regional Vice President of sales. Mr. Slifer joined Western Union in 1974.

    GEORGE  ABI ZEID  has served  as the  Company's Executive  Vice President of
International Operations since November 1995. Mr. Abi Zeid founded Swift in 1980, and was its President and Chief Executive Officer from its formation until November 1995. Mr. Abi Zeid also served as the President and Chief Operating Officer of each of ViTel, from January 1995, and Comwave, from November 1994, until they were acquired by the Company in November 1995.

    JOHN C. BAKER has served as a director of the Company since June 1992. In September 1995, Mr. Baker founded Baker Capital Corp., a private equity investment management firm, and serves as its President. From 1981 to 1995, Mr. Baker was employed by Patricof & Co. Ventures, Inc., a multinational venture capital company, most recently as Senior Vice President. Mr. Baker is a director of American Mobile Satellite Corporation, Intermedia Communications, Inc., Resource Bancshares Mortgage Group, Inc., FORE Systems, Inc. and of several private companies, including AirNet Communications, Inc.

    PHILIP A. CAMPBELL has served as a director of the Company since April 1996. Mr. Campbell has served since April 1995 as Chairman of Tele-Resources International, Inc., a telecommunications consulting and investment firm. Mr. Campbell was engaged in private consulting from May 1994 to April 1995. From July 1991 to May 1994, Mr. Campbell served as Chairman of CDC Communications, Inc., a telecommunications consulting firm. From January 1988 to January 1991, Mr. Campbell served as a Director, Vice Chairman and Chief Financial Officer of Bell Atlantic Corporation. From February 1959 to January 1988, Mr. Campbell served in a variety of positions with Bell Atlantic Corporation (including service as a Director of Bell Atlantic Corporation and as President of Bell Atlantic Network Services Inc. from July 1983 to January 1988), New Jersey Bell Telephone Company, Indiana Bell Telephone Company, Illinois Bell Telephone Company and AT&T.

    ROBERT CHEFITZ has served as a director of the Company since June 1992. Mr. Chefitz joined Patricof & Co. Ventures, Inc., a multinational venture capital company, in 1987. He has been a Vice President of Patricof & Co. Ventures, Inc. since 1991. Previously, Mr. Chefitz was a Senior Associate with Golder, Thoma & Cressey, an investment firm. Mr. Chefitz is a director of Langer BioMechanics, Inc., as well as several private companies.

    DAVID EPSTEIN has served as a director of the Company since June 1992. Mr. Epstein has specialized in the commercial real estate industry since 1963. Mr. Epstein is currently President and the controlling shareholder of Clarion Capital Corp., a corporation engaged in the acquisition and syndication of commercial real estate properties. Mr. Epstein is also a principal shareholder of First Registry, Inc., a corporation engaged in the acquisition and syndication of commercial real estate properties, as well as a general partner in numerous limited partnerships. Mr. Epstein has acted as an advisor to nationwide retail chains with respect to commercial real estate. Mr. Epstein owns several shopping centers in Connecticut, New York and Michigan, in addition to industrial properties.

    In April 1996, the Company issued warrants to each of Messrs. Baker, Campbell, Chefitz and Epstein to purchase 25,000 shares of Common Stock, for an aggregate of 100,000 shares of Common Stock, at an exercise price of $17.50 per share (fair value at date of grant). In addition, the Company has reserved 200,000 shares of Common Stock for issuance pursuant to options which may be granted to certain executive officers of the Company which will be awarded upon the achievement by the Company of certain performance targets based upon the price per share of the Common Stock (the "Performance Options"). Specifically, such executives will be awarded an aggregate of 100,000 Performance Options, or half of the total number of Performance Options, if the average price per share of the Company's Common Stock during a 90-day period commencing prior to December 31, 1996 is greater than $22.50, or if the Company completes a public offering of its Common Stock prior to December 31, 1996 at a price per share greater than or equal to $22.50. Such executives will be awarded an aggregate of 100,000 Performance Options, or the remainder of the total number of Performance Options, if the average price per share of the Company's Common Stock during a 90-day period commencing prior to December 31, 1997 is greater than $30.00. Performance Options, if granted, vest over a four-year period from the date of award. There is no exercise price for the Performance Options, and therefore such options will result in a compensation charge over the vesting period.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 10, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered by this Prospectus, by (a) all persons known by the Company to own beneficially more than 5% of the Common Stock, (b) each Selling Stockholder, (c) each officer and director of the Company and (d) all officers and directors of the Company as a group.

                                                                                         SHARES BENEFICIALLY
                                              SHARES BENEFICIALLY OWNED                      OWNED AFTER
                                                 PRIOR TO OFFERING(1)      NUMBER OF       OFFERING(1)(2)
                                             ----------------------------    SHARES    -----------------------
         NAME OF BENEFICIAL OWNER                NUMBER         PERCENT    OFFERED(2)    NUMBER      PERCENT
- -------------------------------------------  ---------------  -----------  ----------  ----------  -----------
Robert Chefitz(3)..........................    1,774,171(4)        21.4%      440,000(5) 1,334,171(6)    15.3%
APA Excelsior III, L.P.(7).................    1,121,882(8)        13.8       282,207      839,675        9.7
Finance Management Ltd.(9).................      598,379            7.4        --          598,379        6.9
David Epstein(3)(10).......................      545,895            6.7       165,000      380,895        4.4
Stuart Epstein(10)(11).....................      463,363            5.7       115,000      348,363        4.0
Coutts & Co. (Jersey), Ltd., Custodian for
  APA Excelsior III/ Offshore, L.P.(7).....      427,634(12)        5.3       107,570      320,064        3.7
Robert A. Epstein(3)(10)...................      388,734            4.8       115,000      273,734        3.2
Roy B. Andersen, Jr.(13)...................      257,450            3.1        --          257,450        2.9
George Abi Zeid(9).........................      223,150            2.7        --          223,150        2.6
Gold Chalet Overseas Ltd.(9)...............      146,907            1.8        90,000       56,907         *
Max A. Slifer(13)..........................      142,775            1.8        --          142,775        1.6
APA/Fostin Pennsylvania Venture Capital
  Fund, L.P.(7)............................      142,417(14)        1.8        35,825      106,592        1.2
Dennis Schmaltz(13)........................      142,020            1.7        --          142,020        1.6
Barclay Holdings Corporation(9)............      100,000            1.2        25,000       75,000         *
CIN Venture Nominees, Ltd.(7)..............       57,238(15)         *         14,398       42,840         *
John C. Baker(3)...........................       25,000             *           --         25,000         *
Philip A. Campbell(3)......................        8,333             *           --          8,333         *
Robert S. Vaters...........................            0             *           --              0         *
All officers and directors as a group
  (9 persons)................................. 3,118,794(16)       36.4%      605,000(17) 2,513,794(18)  27.5%

- ---------------
 *   Less than one percent (1%).

(1) Includes shares subject to stock options and warrants which are exercisable within 60 days of the date of this Prospectus.

(2)  Assumes that the Underwriters' over-allotment options are not exercised.

(3) Includes shares issuable upon exercise of warrants, as follows: Robert Chefitz--25,000 shares; David Epstein--25,000 shares; Robert A.
     Epstein--5,000 shares; John C. Baker--25,000 shares; and Philip A. Campbell--8,333 shares.

(4) Includes 1,121,882 shares owned by APA Excelsior III, L.P., 427,634 shares owned by Coutts & Co. (Jersey), Ltd., Custodian for APA Excelsior III/Offshore, L.P., 142,417 shares owned by APA/Fostin Pennsylvania Venture Capital Fund, L.P. and 57,238 shares owned by CIN Venture Nominees, Ltd. (the foregoing, collectively, the "Capital Funds"), as to which Mr. Chefitz disclaims beneficial ownership. Mr. Chefitz, a director of the Company, is a general partner of APA Excelsior III, L.P., APA Excelsior III/ Offshore, L.P. and APA/Fostin Pennsylvania Venture Capital Fund, L.P. and a vice president of Patricof & Co., the investment manager for CIN Venture Nominees, Ltd.

(5)  These shares are being sold by the Capital Funds.

(6) Includes 1,309,171 shares of Common Stock owned by the Capital Funds, as to which Mr. Chefitz disclaims beneficial ownership.

(7) Robert Chefitz, a director of the Company, is a general partner of, or an officer of the general partner of, such entity.

(8) Does not include any shares owned by any of the other Capital Funds. APA Excelsior III, L.P. is an affiliate of Patricof & Co.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(FOOTNOTES CONTINUED FROM PRECEDING PAGE)

(9) Includes shares registered for resale pursuant to a Registration Statement on Form S-3 filed with the Commission on July 17, 1996 in connection with the SVC Acquisitions, as follows: Finance Management Ltd.--598,379 shares; George Abi Zeid--223,150 shares; Gold Chalet Overseas Ltd.-- 146,907 shares; and Barclay Holdings Corporation--100,000 shares.

(10) David Epstein, Stuart Epstein and Robert Epstein have been significant stockholders of the Company since its formation in 1988. David Epstein is a director of the Company.

(11) Includes 50,000 shares held in trust for the benefit of Mr. Epstein's children, as to which he disclaims beneficial ownership.

(12) Does not include any shares owned by any of the other Capital Funds. Coutts & Co. (Jersey), Ltd., custodian for APA Excelsior III/Offshore, L.P., is an affiliate of Patricof & Co.

(13) Includes shares issuable upon exercise of stock options, as follows: Roy B. Andersen, Jr.--161,200 shares; Max A. Slifer--34,475 shares; and Dennis Schmaltz--93,705 shares.

(14) Does not include any shares owned by any of the other Capital Funds. APA/Fostin Pennsylvania Venture Capital Fund, L.P. is an affiliate of Patricof & Co.

(15) Does not include any shares owned by any of the other Capital Funds. CIN Venture Nominees, Ltd. is an affiliate of Patricof & Co.

(16) Includes 1,749,171 shares of Common Stock owned by the Capital Funds, as to which Mr. Chefitz disclaims beneficial ownership. Also includes 453,624 shares of Common Stock issuable upon the exercise of stock options and warrants.

(17) Includes a total of 440,000 shares of Common Stock owned by the Capital Funds.

(18) Includes 1,299,171 shares of Common Stock owned by the Capital Funds, as to which Mr. Chefitz disclaims beneficial ownership. Also includes 453,624 shares of Common Stock issuable upon the exercise of stock options and warrants.

                                  UNDERWRITING

    The underwriters of the Offering of the Common Stock (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Prudential Securities Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock set forth opposite their name below:

                                                                                   NUMBER OF
                                   UNDERWRITER                                       SHARES
- ---------------------------------------------------------------------------------  ----------
Bear, Stearns & Co. Inc..........................................................
Prudential Securities Incorporated...............................................

                                                                                   ----------
    Total........................................................................   1,500,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company and the Selling Stockholders have been advised that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not to exceed $ per share. The selected dealers may reallow a concession to certain other dealers not to exceed $ per share. After the initial offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Representatives.

    In connection with the Offering, certain Underwriters and selling group members, if any, or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of offers or sales of the Common Stock. The passive market making must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    The Company and the Selling Stockholders each have granted the Underwriters options to purchase up to 82,500 and 142,500 additional shares of Common Stock, respectively, at the public offering price less underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such options may be exercised at any time until 30 days after the date of this Prospectus. To the extent the Underwriters exercise such options, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    In connection with the Offering, the Company, each of its officers and directors, the Selling Stockholders and certain other stockholders have agreed that they will not, directly or indirectly, offer, pledge, sell, offer to sell, contract to sell or grant any option to purchase or otherwise sell or dispose (or announce any offer, pledge, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or securities exchangeable or exercisable for, or convertible into, shares of Common Stock or other capital stock for a period of 90 days after the date of this Prospectus, except (i) for shares of Common Stock offered hereby, (ii) with the prior written consent of Bear, Stearns & Co. Inc., on behalf of the Underwriters, and (iii) in the case of the Company, for issuances under the terms of the Plans.

                                 LEGAL MATTERS

    Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Paul, Hastings, Janofsky & Walker, New York, New York. Certain legal matters will be passed upon for the Underwriters by Stroock & Stroock & Lavan, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Xpedite Systems, Inc. as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement. The consolidated financial statements of Xpedite Systems, Inc. appearing in Xpedite Systems, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated herein by reference. Such consolidated financial statements have been included and incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The consolidated balance sheets of Swift and its subsidiaries as of August 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended August 31, 1995, incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part, have been incorporated by reference herein in reliance on the report of David Berdon & Co. LLP, certified public accountants, given upon the authority of such firm as experts in accounting and auditing.

    The consolidated balance sheets of Swift and its subsidiaries as of August 31, 1992 and 1993, and the related consolidated statements of income and retained earnings, and cash flows for each of the two years in the period ended August 31, 1993, incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part, have been incorporated by reference herein in reliance on the report of Merdinger, Fruchter, Rosen & Corso, P.C., certified public accountants, given upon the authority of such firm as experts in accounting and auditing.

    The consolidated balance sheets of ViTel and its subsidiaries as of June 30, 1994 and 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995, incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part, have been incorporated by reference herein in reliance on the report of BDO Seidman, LLP, certified public accountants, given upon the authority of such firm as experts in accounting and auditing.

    The consolidated report and financial statements of Comwave and its subsidiaries in Swiss francs at and as of the year ended December 31, 1994 and at and as of the nine-month period ended September 30, 1995, incorporated by reference in this Prospectus and elsewhere in the Registration Statement of which this Prospectus is a part, have been incorporated by reference herein in reliance on the report of Visura Treuhand-Gesellschaft, given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors........................................................        F-2

Consolidated Balance Sheets...........................................................        F-3

Consolidated Statements of Operations.................................................        F-4

Consolidated Statements of Stockholders' Equity (Deficit).............................        F-5

Consolidated Statements of Cash Flows.................................................        F-6

Notes to Consolidated Financial Statements............................................        F-8

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Xpedite Systems, Inc.

    We have audited the accompanying consolidated balance sheets of Xpedite Systems, Inc. as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xpedite Systems, Inc. at December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

MetroPark, New Jersey
March 22, 1996

                             XPEDITE SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                               DECEMBER 31,
                                                                        --------------------------
                                                                            1994          1995
                                                                        ------------  ------------   MARCH 31,
                                                                                                        1996
                                                                                                    ------------
                                                                                                    (UNAUDITED)
                                                     ASSETS
- ----------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents...........................................  $ 10,320,933  $  9,076,250  $  6,947,115
  Investments in held-to-maturity securities..........................     5,818,012       --            --
  Accounts receivable, net of reserve for allowances and doubtful accounts of $549,000, $993,000 and $1,075,000 for 1994, 1995 and
    1996, respectively................................................     6,887,425    16,567,118    18,670,463
  Deferred income taxes...............................................        16,000     2,406,663     2,406,663
  Other current assets................................................       670,485     2,324,129     3,402,677
                                                                        ------------  ------------  ------------
      Total current assets............................................    23,712,855    30,374,160    31,426,918
Property, plant and equipment, net....................................     6,369,068    16,235,393    16,622,673
Customer lists, net of accumulated amortization of $535,000, $897,000
  and $1,172,000 for 1994, 1995 and 1996, respectively................     1,697,587     6,935,206     7,447,621
Purchased software, net of accumulated amortization of $489,000,
  $886,000 and $1,114,000 for 1994, 1995 and 1996, respectively.......     1,036,845     3,591,852     3,450,131
Costs in excess of fair value of net assets acquired, net of accumulated amortization of $78,000 and $286,000 for 1995 and 1996,
  respectively........................................................       --          8,226,593     8,018,624
Investments in affiliates, at cost....................................       339,700       510,390       494,187
Loans to affiliate....................................................       902,589     2,525,102     3,220,485
Deferred income taxes.................................................       100,000     1,815,237     1,815,237
Other assets..........................................................       193,232     2,668,838     2,623,994
                                                                        ------------  ------------  ------------
      Total...........................................................  $ 34,351,876  $ 72,882,771  $ 75,119,870
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------------------
Current liabilities:
  Accounts payable....................................................  $  2,303,222  $ 10,712,562  $ 12,672,152
  Accrued expenses....................................................     4,095,789     7,127,162     6,586,000
  Current portion of long-term debt...................................       --         10,652,747    10,683,403
  Current portion of capital lease obligations........................        30,511       307,232       292,483
  Income taxes payable................................................       274,306     3,254,114     3,092,183
  Other current liabilities...........................................       550,000       588,115        95,280
                                                                        ------------  ------------  ------------
      Total current liabilities.......................................     7,253,828    32,641,932    33,421,501
Long-term debt........................................................       --         35,763,421    34,292,952
Long-term portion of capital lease obligations........................        13,037       559,257       548,962
Deferred income taxes.................................................       --          4,786,300     4,789,117
Other liabilities.....................................................       --            247,809       950,360
Commitments and contingencies.........................................       --            --            --
Stockholders' equity (deficit):
  Preferred Stock, $.01 par value, authorized 1,000,000 shares; none
    issued and outstanding in 1994, 1995 and 1996.....................       --            --            --
  Common Stock, $.01 par value, authorized 15,000,000; issued and outstanding 6,480,562, 7,773,399 and 7,775,606 shares, for 1994,
    1995 and 1996, respectively.......................................        64,805        77,734        77,756
  Additional paid-in capital..........................................    30,541,797    48,921,115    48,927,676
  Accumulated deficit.................................................    (3,296,591)  (49,898,797)  (47,672,454)
  Less: Treasury stock; 75,000 shares at 1994 and 72,000 shares at
    1995 and 1996; at cost............................................      (225,000)     (216,000)     (216,000)
                                                                        ------------  ------------  ------------
      Total stockholders' equity (deficit)............................    27,085,011    (1,115,948)    1,116,978
                                                                        ------------  ------------  ------------
      Total...........................................................  $ 34,351,876  $ 72,882,771  $ 75,119,870
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

                            See accompanying notes.

                             XPEDITE SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     THREE MONTHS ENDED MARCH
                                                 YEARS ENDED DECEMBER 31,                      31,
                                         -----------------------------------------  --------------------------
                                             1993          1994          1995           1995          1996
                                         ------------  ------------  -------------  ------------  ------------
                                                                                           (UNAUDITED)
Net revenues:
  Service revenues.....................  $ 28,340,866  $ 39,523,569  $  51,840,379  $ 10,978,892  $ 28,258,629
  System sales and other...............       731,326     1,905,766      3,843,583       953,900     1,824,981
                                         ------------  ------------  -------------  ------------  ------------
      Total net revenues...............    29,072,192    41,429,335     55,683,962    11,932,792    30,083,610
Cost of sales:
  Operations, line charges and support
    engineering........................    13,655,152    16,025,855     20,144,082     4,015,882    12,922,236
  Cost of sales of systems.............       344,472       965,746      1,458,238       424,083       877,343
                                         ------------  ------------  -------------  ------------  ------------
      Total cost of sales..............    13,999,624    16,991,601     21,602,320     4,439,965    13,799,579
                                         ------------  ------------  -------------  ------------  ------------
Gross margin...........................    15,072,568    24,437,734     34,081,642     7,492,827    16,284,031
Operating expenses:
  Selling and marketing................     7,680,497    11,180,076     15,059,118     3,278,537     6,452,363
  General and administrative...........     1,942,194     2,746,325      3,964,401       815,478     2,054,120
  Research and development.............     1,694,632     2,834,681      3,414,577       771,229     1,209,686
  Depreciation and amortization........       975,458     1,432,079      2,722,930       499,249     1,688,161
  Write-off of in-process research and
    development costs..................       --            --          53,000,000       --            --
                                         ------------  ------------  -------------  ------------  ------------
      Total operating expenses.........    12,292,781    18,193,161     78,161,026     5,364,493    11,404,330
                                         ------------  ------------  -------------  ------------  ------------
Operating income (loss)................     2,779,787     6,244,573    (44,079,384)    2,128,334     4,879,701
Interest income........................        17,191       516,948        769,341       207,957       114,350
Interest expense.......................      (389,940)      (83,563)      (535,889)      --         (1,006,663)
Other income...........................       --            --              22,878       --            100,126
                                         ------------  ------------  -------------  ------------  ------------
Income (loss) before income taxes......     2,407,038     6,677,958    (43,823,054)    2,336,291     4,087,514
Income tax expense.....................       712,000     1,950,400      2,740,890       771,000     1,720,200
                                         ------------  ------------  -------------  ------------  ------------
Net income (loss)......................  $  1,695,038  $  4,727,558  $ (46,563,944) $  1,565,291  $  2,367,314
                                         ------------  ------------  -------------  ------------  ------------
                                         ------------  ------------  -------------  ------------  ------------
Net income (loss) per Common Share.....                $       0.71  $       (6.67) $       0.23  $       0.29
                                                       ------------  -------------  ------------  ------------
                                                       ------------  -------------  ------------  ------------
Pro forma net income per Common
  Share................................  $       0.34
                                         ------------
                                         ------------
Weighted average shares outstanding....     4,598,500     6,600,000      6,982,200     6,884,000     8,115,000
                                         ------------  ------------  -------------  ------------  ------------
                                         ------------  ------------  -------------  ------------  ------------

                            See accompanying notes.

                             XPEDITE SYSTEMS, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                    COMMON STOCK       ADDITIONAL                   TREASURY STOCK
                                               ----------------------   PAID-IN    ACCUMULATED   --------------------
                                                SHARES      AMOUNT      CAPITAL      DEFICIT      SHARES     AMOUNT      TOTAL
                                               ---------  -----------  ----------  ------------  ---------  ---------  ----------
BALANCE, JANUARY 1, 1993.....................  4,056,482   $  40,565   $2,176,680   $(9,719,187)    --      $  --     $(7,501,942)
Exercise of stock options....................    104,208       1,042       51,062       --          --         --          52,104
8% Redeemable Preferred Stock dividends......     --          --         (575,944)      --          --         --        (575,944)
Accretion of 8% Redeemable Preferred Stock...     --          --          (43,416)      --          --         --         (43,416)
Treasury stock acquired......................     --          --           --           --         (75,000)  (225,000)   (225,000)
Net income...................................     --          --           --        1,695,038      --         --       1,695,038
                                               ---------  -----------  ----------  ------------  ---------  ---------  ----------

BALANCE, DECEMBER 31, 1993...................  4,160,690      41,607    1,608,382   (8,024,149)    (75,000)  (225,000) (6,599,160)
Exercise of stock options and warrants.......    191,272       1,912      133,273       --          --         --         135,185
8% Redeemable Preferred Stock dividends......     --          --          (74,476)      --          --         --         (74,476)
Accretion of 8% Redeemable Preferred Stock...     --          --         (288,791)      --          --         --        (288,791)
Conversion of 8% Redeemable Preferred
  Stock......................................    478,600       4,786    7,174,214       --          --         --       7,179,000
Issuance of Common Stock.....................  1,650,000      16,500   21,989,195       --          --         --      22,005,695
Net income...................................     --          --           --        4,727,558      --         --       4,727,558
                                               ---------  -----------  ----------  ------------  ---------  ---------  ----------

BALANCE, DECEMBER 31, 1994...................  6,480,562      64,805   30,541,797   (3,296,591)    (75,000)  (225,000) 27,085,011
Exercise of stock options and warrants.......     44,072         441       94,549       --          --         --          94,990
Issuance of Common Stock.....................  1,249,000      12,490   18,254,135       --          --         --      18,266,625
Cumulative translation adjustment............     --          --           --          (33,445)     --         --         (33,445)
Treasury stock reissued......................     --          --           30,750       --           3,000      9,000      39,750
Treasury stock acquired......................     --          --           --           --            (235)    (4,935)     (4,935)
Retirement of treasury stock.................       (235)         (2)        (116)      (4,817)        235      4,935      --
Net loss.....................................     --          --           --      (46,563,944)     --         --     (46,563,944)
                                               ---------  -----------  ----------  ------------  ---------  ---------  ----------
BALANCE, DECEMBER 31, 1995...................  7,773,399      77,734   48,921,115  (49,898,797)    (72,000)  (216,000) (1,115,948)
Exercise of stock options....................      2,207          22        6,561       --          --         --           6,583
Cumulative translation adjustments...........     --          --           --         (140,971)     --         --        (140,971)
Net income...................................     --          --           --        2,367,314      --         --       2,367,314
                                               ---------  -----------  ----------  ------------  ---------  ---------  ----------

BALANCE, MARCH 31, 1996 (Unaudited)..........  7,775,606   $  77,756   $48,927,676 ($47,672,454)    72,000  $(216,000) $1,116,978
                                               ---------  -----------  ----------  ------------  ---------  ---------  ----------
                                               ---------  -----------  ----------  ------------  ---------  ---------  ----------

                            See accompanying notes.

                             XPEDITE SYSTEMS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         THREE MONTHS ENDED MARCH
                                                       YEAR ENDED DECEMBER 31,                      31,
                                               ----------------------------------------  -------------------------
                                                  1993          1994          1995           1995         1996
                                               -----------  ------------  -------------  ------------  -----------

                                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)............................  $ 1,695,038  $  4,727,558  $ (46,563,944) $  1,565,291  $ 2,367,314
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization..............    1,187,520     1,674,189      3,060,801       573,065    1,899,434
  Write-off of in-process research and
    development..............................      --            --          53,000,000       --           --
  Other non-cash losses......................      --            --            --             --            65,838
  Deferred income taxes......................     (273,000)      157,000     (2,012,700)      --            12,972
  Change in operating assets and liabilities:
      Accounts receivable....................   (4,665,989)     (477,246)      (839,721)     (768,323)  (2,139,187)
      Other current assets...................     (179,667)     (461,046)       355,833       285,009   (1,061,127)
      Other assets...........................     (170,249)       41,783       --             (78,200)     (50,382)
      Accounts payable.......................      578,820     1,147,423     (3,128,006)     (978,134)   1,396,854
      Accrued expenses.......................    5,145,920    (1,926,770)       631,373       459,802      139,171
      Deferred revenue.......................       13,000       (13,000)      --             --           --
      Other liabilities......................      --            --             176,021       --           147,414
      Income taxes payable...................      153,000       121,306      1,665,745       237,750     (271,092)
                                               -----------  ------------  -------------  ------------  -----------
Net cash provided by operating activities....    3,484,393     4,991,197      6,345,402     1,296,260    2,507,209
INVESTING ACTIVITIES
Acquisition of property, plant and
  equipment..................................   (2,290,559)   (4,280,337)    (3,650,251)   (1,188,649)  (1,646,943)
Acquisition of businesses....................     (500,000)      --         (46,199,458)      --          (756,996)
Purchase of computer software................      (57,622)     (365,028)      (252,327)      --           --
Purchase of held-to-maturity securities......      --         (5,818,012)   (11,692,002)   (3,899,352)     --
Sale of held-to-maturity securities..........      --            --          17,510,014       --           --
Investments in affiliates....................      --           (339,700)        (4,599)      --           --
Loans to affiliate...........................      --           (902,589)    (1,622,513)     (332,131)    (695,383)
                                               -----------  ------------  -------------  ------------  -----------
Net cash used in investing activities........   (2,848,181)  (11,705,666)   (45,911,136)   (5,420,132)  (3,099,322)
FINANCING ACTIVITIES
Payments of acquisition liability............   (1,200,000)     (600,000)      --             --           --
Proceeds from notes payable..................      --          1,495,701     40,000,000       --           --
Payment of debt issuance costs...............      --            --          (1,402,500)      --           --
Repayments of other loans and notes
  payable....................................      (11,025)   (2,599,486)      (292,892)      --        (1,518,007)
Repayments of related party loans and notes
  payable....................................     (633,429)   (3,618,102)      --             --           --
Repayments of capital lease obligations......      (26,990)      (39,502)       (79,917)       (9,983)     (17,804)
Net proceeds from issuance of Common Stock...     (178,221)   22,371,206        129,805         8,212        6,583
Redemption of Preferred Stock shares.........      --           (372,000)      --             --           --
Payment of Preferred Stock dividends.........      (20,035)      (74,476)      --             --           --
                                               -----------  ------------  -------------  ------------  -----------
Net cash (used in) provided by financing
  activities.................................   (2,069,700)   16,563,341     38,354,496        (1,771)  (1,529,228)
Effect of exchange rate changes on cash......      --            --             (33,445)         (340)      (7,794)
                                               -----------  ------------  -------------  ------------  -----------
(Decrease) increase in cash and cash
  equivalents................................   (1,433,488)    9,848,872     (1,244,683)   (4,125,983)  (2,129,135)
Cash and cash equivalents at beginning of
  year.......................................    1,905,549       472,061     10,320,933    10,320,933    9,076,250
                                               -----------  ------------  -------------  ------------  -----------
Cash and cash equivalents at end of year.....  $   472,061  $ 10,320,933  $   9,076,250  $  6,194,950  $ 6,947,115
                                               -----------  ------------  -------------  ------------  -----------
                                               -----------  ------------  -------------  ------------  -----------

                            See accompanying notes.

                             XPEDITE SYSTEMS, INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

SUPPLEMENTAL STATEMENT OF CASH FLOWS DISCLOSURE

    The Company entered into capital lease agreements for equipment in the amount of $97,006 and $161,200 in 1993 and 1995, respectively.

    The Company made interest payments of $392,671, $104,973, $31,011, $0 (unaudited) and $1,247,050 (unaudited) during the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively. The Company made income tax payments of $832,000, $1,663,000, $3,103,000, $570,000 (unaudited) and $1,128,000 (unaudited) during the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, respectively.

    The Company declared Preferred Stock dividends of $575,944 and $74,476 during 1993 and 1994, respectively. Of these dividends, $556,000 and $0, respectively, were payable in additional shares of Preferred Stock and $19,944 and $74,476, respectively, were payable in cash. The carrying value of the Preferred Stock was increased by $43,416 and $288,791 during 1993 and 1994, respectively, which represents the accretion of the difference between the carrying value and the mandatory redemption value at the date of issue using the interest method.

    During 1993, the Company purchased 75,000 shares of outstanding Common Stock from a former officer of the Company at $3.00 per share in exchange for an agreement to pay such amount to this officer. During 1995, the Company issued 3,000 treasury shares of Common Stock, as part of a legal settlement with a former investor.

    During 1994, 7,179 shares of Preferred Stock were converted into Common Stock at a conversion price of $15.00 per share of Common Stock.

    The purchase price for the businesses acquired in 1995 is allocated to the assets acquired and liabilities assumed based on their estimated fair market values as follows:

Fair value of assets acquired:
  Current assets excluding cash................................ $11,466,998
  Property, plant and equipment................................   7,956,162
  In-process research and development..........................  53,000,000
  Customer lists...............................................   5,600,000
  Purchased software...........................................   2,700,000
  Cost in excess of fair value of net assets acquired..........   8,304,201
  Other assets.................................................   1,561,401
Less liabilities assumed:
  Current liabilities.......................................... (16,173,973)
  Other liabilities............................................  (5,040,388)
Common Stock issued to sellers................................. (18,266,625)
Subordinated debt issued to sellers............................  (4,908,318)
                                                                 ----------
Net cash paid.................................................. $46,199,458
                                                                 ----------
                                                                 ----------

                            See accompanying notes.

                             XPEDITE SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

1.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

    Xpedite Systems, Inc. (the "Company") was incorporated in Delaware in July 1988. The Company develops and markets enhanced fax communication services worldwide. The Company generates revenues from the following: (i) usage fees charged for the Company's fax broadcast service ("Fax Broadcast") and gateway messaging service ("Gateway Messaging") to customers in diverse industries; (ii) sales of fax message handling systems, including equipment; and (iii) royalties with respect to the use of the Company's software. Revenues from the sales of systems are recognized when risk of ownership and title passes to the customer. The Company performs ongoing credit evaluations of customers and does not generally require collateral. Reserves are maintained for potential credit losses and allowances, and such losses and allowances have been within management's expectations.

PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements have been prepared on a consolidated basis to include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany amounts have been eliminated in consolidation.

FOREIGN CURRENCY TRANSLATION

    The Company and each of its subsidiaries use their local currency as their functional currency. Gains and losses from foreign currency transactions are included in the determination of net income. Cumulative translation adjustments, which result from the process of translating the consolidated financial statements from the functional currencies of each subsidiary into the reporting currency, are included as a component of stockholders' equity.

FOREIGN EXCHANGE FORWARD CONTRACTS

    Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. The Company uses such contracts to hedge risk of changes in foreign currency exchange rates associated with certain obligations denominated in foreign currency. Such contracts are designated as hedges; therefore, gains and losses are deferred until contracts are settled and are included in interest income (expense) when the contracts are settled.

    The Company held contracts for German marks and Japanese yen of approximately $3.4 million at December 31, 1995, and March 31, 1996, and German marks of approximately $1.0 million at December 31, 1994, associated with the loans to affiliates (see Note 10) and intercompany balances with subsidiaries.

    Contracts for German marks have maturity dates ranging from 1997 through 1999. Contracts for Japanese yen have maturity dates during 1996.

    The fair value of such contracts at December 31, 1995, and March 31, 1996, based upon current market quotes for contracts with similar terms, approximated the carrying value of such contracts. In the event of non-performance of contract terms by the banks, the Company would be required to sell German marks and Japanese yen at the prevailing exchange rates.

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents. The fair value of these investments approximates cost.

INVESTMENTS IN HELD-TO-MATURITY SECURITIES

    The Company's investments in held-to-maturity securities at December 31, 1994 are recorded at amortized cost and consist of U.S. Treasury Bills with maturities of between three and six months when purchased. The gross unrealized gain and estimated fair value of these investments were $26,788 and $5,844,800, respectively, at December 31, 1994. These investments were sold at their maturity dates during 1995 and there were no investments in held-to-maturity securities at December 31, 1995, and March 31, 1996. Realized gains on the sale of investments in held-to-maturity securities in 1995 were not material.

PROPERTY, PLANT, AND EQUIPMENT

    Property, plant and equipment is stated at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the assets:

                                                                                            YEARS
                                                                                         -----------
Buildings..............................................................................          25
Equipment..............................................................................           5
Furniture and fixtures.................................................................           7

    Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the related improvement.

PURCHASED SOFTWARE AND CUSTOMER LISTS

    Purchased software is being amortized on a straight line basis over the estimated useful life of three to five years. Such amortization is greater than the amount computed using the ratio that current gross revenues related to the purchased software bear to the total of current and anticipated future gross revenues related to the purchased software. Amortization of purchased software amounted to $212,062, $242,110, $337,871, $73,816, and $244,486 during the years ended December 31, 1993, 1994 and 1995, and the three months ended March 31, 1995 and 1996, respectively, and is included in cost of sales.

    Customer lists are being amortized on a straight-line basis over the estimated useful life of eight years. In the opinion of management, the customer list assets will be recovered over a period of eight years based upon the anticipated future revenue stream generated from the customer base existing on the acquisition dates.

COSTS IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

    Costs in excess of the fair value of the tangible net assets and identifiable intangible assets of businesses acquired are amortized on a straight-line basis over ten years. The Company assesses the recoverability of costs in excess of the fair value of the net assets acquired by determining whether the carrying value of these assets can be recovered through undiscounted forecasted future cash flows over their remaining lives.

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED) IMPAIRMENT OF LONG-LIVED ASSETS

    In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 as of January 1, 1995, which did not have a material effect on the Company's consolidated financial position or results of operations.

INCOME TAXES

    Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

STOCK BASED COMPENSATION

    The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of the grant. The Company accounts for stock based compensation arrangements under the provisions of APB 25, "Accounting for Stock Issued to Employees", and intends to continue to do so.

RESEARCH AND DEVELOPMENT

    The Company expenses research and development costs related to existing software and systems as incurred.

NET INCOME (LOSS) PER COMMON SHARE

    The net income (loss) per Common Share for the years ended December 31, 1994 and 1995, and the three months ended March 31, 1995 and 1996 is computed using the weighted average number of common shares and dilutive common share equivalents outstanding. The amount of dilution, where appropriate, is computed by application of the treasury stock method. The pro forma net income per common share for the year ended December 31, 1993, is computed using the weighted average number of common and common equivalent shares outstanding during the period, assuming the exercise of Common Stock options and stock warrants using the treasury stock method and reflects the conversion of shares of 8% Redeemable Preferred Stock ("Preferred Stock") and cash dividend payments made thereon in connection with the Company's initial public offering (see Note 9).

RECLASSIFICATIONS

    Certain 1993 and 1994 amounts have been reclassified to conform to 1995 presentation.

2.  ACQUISITIONS
    On November 20, 1995, the Company purchased all of the outstanding capital stock of Swift Global Communications, Inc. ("Swift"), ViTel International Holding Company, Inc. ("ViTel") and Comwave Communications AG ("Comwave"). The purchase prices for the acquisitions, including transaction costs, were approximately $23,195,000, $41,540,000 and $11,340,000, respectively, which includes a total of $2,000,000 held in escrow for settlement of certain representations and warranties. A portion of the purchase prices were paid through the issuance of 1,249,000 shares of the Company's Common Stock valued at $18,267,000, and a subordinated note payable to the sellers of ViTel with a carrying value of approximately $4,908,000 (see

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

2.  ACQUISITIONS--(CONTINUED)
Note 5). The acquisitions were accounted for as purchases. Accordingly, the acquired assets and liabilities assumed through these purchases have been recorded at their estimated fair market values at the date of acquisition. Identifiable intangible assets acquired included $53,000,000 of in-process research and development costs, customer lists of $5,600,000, and purchased software of $2,700,000. Since the technological feasibility of the in-process research and development costs had not yet been established and the technology had no alternative future use at the acquisition date, the in-process research and development costs were immediately written-off and included in the results of operations as a non-recurring charge for the year ended December 31, 1995.

    A stockholder of the Company received $348,000 of fees for services provided in connection with the transactions.

    The results of operations of the purchased businesses are included in the accompanying consolidated statements of operations from the date of acquisition. Unaudited pro forma results as if the acquisitions had occurred on January 1, 1994 and 1995, which includes the $53,000,000 write-off of in-process research and development costs, are as follows:

                                                                    1994            1995
                                                               --------------  --------------
Net revenues.................................................  $   88,164,000  $  107,099,000
Net loss.....................................................  $  (53,272,000) $  (50,797,000)
Net loss per Common Share....................................  $        (6.79) $        (6.28)

    The pro forma results are not necessarily indicative of the results of operations that would have occurred had the acquisitions taken place at the beginning of the periods presented nor are they intended to be indicative of results that may occur in the future.

    As of February 1, 1993, the Company significantly expanded its Gateway Messaging business by purchasing certain tangible and intangible non-current assets related to the fax and telex business from TRT/ FTC Communications, Inc. ("TRT"), a subsidiary of Pacific Telecom, Inc. The total purchase price was $3,600,000. The acquisition was accounted for as a purchase, and the results of operations relating to such acquisition are included with those of the Company from the date of acquisition. Net revenues generated from TRT operations were $9,490,000 for the period from February 1, 1993, to December 31, 1993 and $7,386,000 for the year ended December 31, 1994.

    The fair values of the assets acquired are summarized as follows:

Equipment..................................................................  $  330,000
Software...................................................................   1,038,000
Customer list..............................................................   2,232,000
                                                                             ----------
                                                                             $3,600,000
                                                                             ----------
                                                                             ----------

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

3.  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                                                    DECEMBER 31,
                                                             ---------------------------    MARCH 31,
                                                                 1994          1995           1996
                                                             ------------  -------------  -------------
Land.......................................................  $    --       $      75,753  $      75,753
Building...................................................       --             103,977         99,840
Equipment..................................................     8,075,058     17,880,624     18,970,299
Furniture and fixtures.....................................       945,193      1,681,859      1,824,730
Leasehold improvements.....................................       193,992        884,940      1,133,515
                                                             ------------  -------------  -------------
                                                                9,214,243     20,627,153     22,104,137
Less accumulated depreciation and amortization.............     2,845,175      4,391,760      5,481,464
                                                             ------------  -------------  -------------
                                                             $  6,369,068  $  16,235,393  $  16,622,673
                                                             ------------  -------------  -------------
                                                             ------------  -------------  -------------

4.  ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                       DECEMBER 31,
                                                                --------------------------   MARCH 31,
                                                                    1994          1995          1996
                                                                ------------  ------------  ------------
TRT cost of service...........................................  $  1,529,475  $     75,913  $    --
Certain cost of service, inclusive of communication line
  charges.....................................................       754,723     1,358,454     1,297,777
Salaries and related benefits.................................     1,261,631     3,213,181     3,305,280
Accrued interest..............................................       --            467,671       159,177
Other.........................................................       549,960     2,011,943     1,823,766
                                                                ------------  ------------  ------------
                                                                $  4,095,789  $  7,127,162  $  6,586,000
                                                                ------------  ------------  ------------
                                                                ------------  ------------  ------------

5.  LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                           DECEMBER 31,     MARCH 31,
                                                                               1995            1996
                                                                          --------------  --------------
Term loan...............................................................  $   40,000,000  $   38,750,000
Subordinated notes to former owners.....................................       4,957,450       5,069,831
Notes payable to banks..................................................         989,930         781,928
Notes payable to former owners of ViTel.................................         468,788         374,596
                                                                          --------------  --------------
                                                                              46,416,168      44,976,355
Less current maturities.................................................     (10,652,747)    (10,683,403)
                                                                          --------------  --------------
                                                                          $   35,763,421  $   34,292,952
                                                                          --------------  --------------
                                                                          --------------  --------------

    The Company entered into a credit agreement which provided a $40,000,000 term loan to finance the acquisition of Swift, ViTel, and Comwave in November 1995 (see Note 2). The term loan is payable in quarterly installments of $1,250,000 increasing periodically to $2,250,000 with a final payment in November 2001. The credit agreement also provides for a $5,000,000 revolving loan limited to 80% of eligible

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

5.  LONG-TERM DEBT--(CONTINUED)
accounts receivable, as defined. The credit agreement expires in November 2001. A commitment fee is payable at a rate of 0.5% per annum of the unused portion of the revolving loan. There are no amounts outstanding under the revolving loan at December 31, 1995 and March 31, 1996.

    At the Company's option, the term loan and revolving loan bear interest at either (a) the Bank's Base Rate, defined as the higher of (i) 0.5% ("Base Margin") in excess of the Federal Funds rate or (ii) the bank's prime rate plus 1.5%; or (b) at a rate equal to the LIBOR rate plus 2.75%. The Base Margin is adjusted in November 1996, until maturity based on the Company's outstanding indebtedness and results of operations. The Company has elected to be charged interest at LIBOR (5.6%) plus 2.75% at December 31, 1995 and March 31, 1996. Substantially all of the assets of the Company collateralize the term and revolving loan.

    The principal amounts of the subordinated notes issued in connection with the acquisition of ViTel were approximately $5,133,000. The notes do not begin to accrue interest until May 20, 1996. Beginning on May 20, 1996, the notes accrue interest at the rate of 17% per annum until November 20, 1996, and thereafter at the rate of 12% per annum until maturity on January 1, 2002. Accordingly, the notes were recorded at their fair value of $4,908,000 at the date of acquisition. Interest of $49,000 and $162,000 has been accreted through December 31, 1995 and March 31, 1996, respectively, using a 9% effective interest rate. Interest on the notes is payable annually by the issuance of additional notes in principal amount equal to the interest payment.

    In the event that all unpaid principal and accrued interest is not paid in full on or prior to November 20, 1996, the aggregate principal amount of the notes will increase to approximately $7,445,000. It is the Company's intention to prepay the notes prior to November 20, 1996.

    The credit agreement contains certain financial covenants which include minimum levels of net worth, current ratio, earnings before interest, taxes, depreciation and amortization ("EBITDA") and indebtedness as compared to EBITDA.

    The notes payable to banks consists of the following: (a) a note payable to a U.K. bank bearing interest at 9.5% with an outstanding balance of $28,000 and $23,000 at December 31, 1995 and March 31, 1996, respectively. Principal and interest is payable monthly through September 1997, and is collateralized by liens on real property, which has a carrying value of $182,235 at December 31, 1995; and (b) four notes in the amount of $962,000 in the aggregate and three notes in the amount of $759,000 in the aggregate at December 31, 1995 and March 31, 1996, respectively, payable to Japanese banks bearing interest at rates ranging from 2.8% to 3.6%. Principal and interest is payable monthly or quarterly through September 1998.

    The notes payable to former owners of ViTel bear interest at rates ranging from 7% to 12%. Principal and interest is payable monthly through April 2000.

    Aggregate maturities of long-term debt for the next five years and thereafter are as follows: 1996-$10,652,747; 1997-$5,628,206; 1998-$6,135,215;
1999-$7,000,000; 2000-$8,000,000; thereafter-$9,000,000.

    The carrying amount of the Company's borrowings approximates the fair value.

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

5.  LONG-TERM DEBT--(CONTINUED)
    Costs incurred in connection with obtaining the term and revolving loans totaled $1,403,000 and are included in Other Assets in the accompanying consolidated balance sheets. These costs are amortized on a straight line basis over the life of the credit agreement, which is six years. Accumulated amortization totaled $26,000 and $84,000 at December 31, 1995 and March 31, 1996, respectively.

6.  INCOME TAXES
    The components of income tax expense (benefit) for the years ended December 31, 1993, 1994 and 1995 are:

                                                                             1993          1994          1995
                                                                          -----------  ------------  -------------
Federal:
  Current...............................................................  $   784,000  $  1,493,000  $   3,971,390
  Deferred..............................................................     (211,000)      122,000     (2,050,400)
State and local:
  Current...............................................................      201,000       300,400        782,200
  Deferred..............................................................      (62,000)       35,000         37,700
                                                                          -----------  ------------  -------------
                                                                          $   712,000  $  1,950,400  $   2,740,890
                                                                          -----------  ------------  -------------
                                                                          -----------  ------------  -------------

    The reconciliation of income taxes computed at the U.S. statutory federal tax rate to income tax expense for the years ended December 31, 1993, 1994 and 1995 are:

                                                                        1993                 1994                   1995
                                                                 ------------------   -------------------   ---------------------
                                                                  AMOUNT    PERCENT     AMOUNT    PERCENT      AMOUNT     PERCENT
                                                                 ---------  -------   ----------  -------   ------------  -------
Tax expense (benefit) at U.S. statutory rate...................  $ 818,000     34%    $2,270,400    34%     $(14,900,000)  (34)%
Write-off of in process research and development...............                                               18,020,000    41
State income taxes, net of federal income tax benefit..........     92,000      4        221,000     3           541,000     1
Reduction in valuation allowance...............................   (381,000)   (16)      (336,000)   (5)       (2,279,000)   (5)
Other items....................................................    183,000      8       (205,000)   (3)        1,358,890     3
                                                                               --                   --                      --
                                                                 ---------            ----------            ------------
Income tax expense.............................................  $ 712,000     30%    $1,950,400    29%     $  2,740,890     6%
                                                                 ---------     --     ----------    --      ------------    --
                                                                 ---------     --     ----------    --      ------------    --



                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

6.  INCOME TAXES--(CONTINUED)
    Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1995 are as follows:

                                                                        1994          1995
                                                                    ------------  ------------
Reserve for allowances for doubtful accounts......................  $    185,000  $    760,200
Accruals and reserves.............................................       145,000     1,278,400
Future tax benefits of net operating loss carryforwards...........     2,279,000     2,376,000
                                                                    ------------  ------------
Gross deferred tax asset..........................................     2,609,000     4,414,600
                                                                    ------------  ------------
Deferred tax liabilities:
  Fixed assets....................................................       214,000     1,423,800
  Intangibles.....................................................       --          3,320,000
  Other liabilities...............................................       --             42,500
                                                                    ------------  ------------
Gross deferred tax liability......................................       214,000     4,786,300
                                                                    ------------  ------------
Net deferred tax asset (liability)................................     2,395,000      (371,700)
Valuation allowance for deferred tax assets.......................    (2,279,000)     (192,700)
                                                                    ------------  ------------
Net deferred tax assets (liability)...............................  $    116,000  $   (564,400)
                                                                    ------------  ------------
                                                                    ------------  ------------

    The Company has recorded a deferred tax asset of $2,376,000 at December 31, 1995 reflecting the benefit of $5,960,000 in loss carryforwards, which expire in varying amounts between 2004 and 2007. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

    As  a  result  of certain  transactions  involving the  Company's  stock, an ownership change, as defined in Section 382 of the Internal Revenue Code, occurred in 1992. Consequently, future utilization of the Company's federal net operating loss carryforwards are subject to an annual limitation of approximately $640,000.

7.  LEASES

    The Company leases office space and office equipment under long-term lease agreements.

    The obligations related to the leasing of equipment, which expire in 1996, are classified as capital leases. Equipment under capital leases totaled $70,009 and $835,526, net of accumulated depreciation, at December 31, 1994 and 1995, respectively.

    The leases of real property are classified as operating leases and expire through 2001. These leases are subject to increases in property taxes and maintenance costs.

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

7.  LEASES--(CONTINUED)
    The following is a schedule of future minimum lease payments for capital and operating leases as of December 31, 1995:

                                                                                           CAPITAL     OPERATING
                                                                                            LEASES       LEASES
                                                                                          ----------  ------------
1996....................................................................................  $  377,842  $  2,163,266
1997....................................................................................     278,807     1,730,500
1998....................................................................................     194,714     1,352,391
1999....................................................................................     115,927       725,302
2000....................................................................................       6,123       252,528
Thereafter..............................................................................                   154,025
                                                                                          ----------  ------------
Total minimum lease payments............................................................     973,413  $  6,378,012
                                                                                                      ------------
                                                                                                      ------------
Less amount representing interest.......................................................     106,924
                                                                                          ----------
Present value of minimum lease payments.................................................     866,489
Less current portion....................................................................     307,232
                                                                                          ----------
                                                                                          $  559,257
                                                                                          ----------
                                                                                          ----------

    Rent expense totaled $605,146,  $895,730, $1,201,632, $262,249 and  $634,793
for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively.

8.  BENEFIT PLANS

    In November 1993, the Company established an incentive stock option plan for its officers and employees (the "1993 Plan"). A total of 450,000 shares of Common Stock were reserved for issuance pursuant to options granted under the 1993 Plan.

    The 1992 Incentive Stock Option Plan (the "1992 Plan") was approved by the Board of Directors in 1992 and authorized the issuance of up to 715,696 options.

    Stock option plans' activity is summarized as follows:

                                                                                    1993        1994       1995
                                                                                 ----------  ----------  ---------
Outstanding at beginning of year...............................................     585,780     604,450    675,420
Canceled.......................................................................      (6,672)    (12,608)    (6,319)
Granted........................................................................     129,550     266,350    170,600
Exercised (prices ranging from $0.50 to $16.125 per share).....................    (104,208)   (182,772)   (35,738)
                                                                                 ----------  ----------  ---------
Outstanding at end of period (prices ranging from $0.50 to $16.125 per
  share).......................................................................     604,450     675,420    803,963
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------
Exercisable at end of year (prices ranging from $0.50 to $16.125 per share)....     176,218     210,993    397,943
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

    In 1991 and 1992, the Company issued 4,500 and 10,500 stock warrants, respectively, in connection with bridge financing which entitle the holders to purchase shares of Common Stock at a purchase price of $3.42 per share. In November 1994 and 1995, 8,500 and 5,000, respectively, were exercised, leaving 1,500 warrants outstanding, which expire September 30, 1996.

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

8.  BENEFIT PLANS--(CONTINUED)
    During 1993, the Company issued 7,000 stock warrants to a consultant to purchase shares of Common Stock at a purchase price of $0.50 per share. These warrants expire December 31, 1999. Also during 1993, the Company issued 5,000 stock warrants to a stockholder of the Company to purchase shares of Common Stock at a purchase price of $7.00 per share. These warrants expire November 16, 2003.

    In February 1994, the Company granted warrants to purchase 10,000 shares of Common Stock at a purchase price of $15.00 per share, to a new member of the Board of Directors. During 1995, 3,334 of these warrants were exercised. The remaining 6,666 warrants were canceled during 1995.

    The Company has a defined contribution 401(k) plan (the "Plan") which allows all eligible employees to defer a portion of their income through contributions to the Plan. Under the terms of the Plan, the Company contributes an amount equal to 50% of the employee's elective deferrals up to 5% of the total annual compensation paid to the Plan participant. The Company's expense under the Plan was $75,100, $174,090, $228,294, $52,043 and $86,273 for the years ended
December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively.

9.  INITIAL PUBLIC OFFERING

    In February 1994, the Company issued 1,650,000 shares of Common Stock in an initial public offering. The Company used a portion of the net proceeds of the offering to repay all outstanding indebtedness (except indebtedness related to capital lease obligations) and to redeem 227 shares of Preferred Stock. At the closing of the offering, 7,179 shares of Preferred Stock were converted into Common Stock at a conversion price equal to the initial public offering price ($15.00 per share of Common Stock).

10. SYSTEM AND MARKETING AGREEMENTS

    On June 24, 1994, the Company entered into a System and Marketing Agreement with Xpedite Systems, GmbH, a German corporation, ("Xpedite Germany"), whereby the Company agreed to sell Xpedite Germany an enhanced fax communications service system, including a non-exclusive, non-transferable, terminable license to use the Company's software. Xpedite Germany is controlled by affiliates of certain venture capital funds managed by Patricof & Co. Ventures, Inc., which venture capital funds are stockholders of the Company. The agreement has three major components: (a) a sale of an initial system to Xpedite Germany for $472,800 which includes payment for all hardware and software; (b) royalties to the Company for the use of the software and software maintenance and configuration management; and (c) predetermined prices for additional equipment ("expansion costs").

    Under a Put and Call Option Agreement dated as of June 24, 1994, the Company has agreed with APA Expert Beteiligungsellschaft GmbH and certain others (collectively, the "Xpedite Germany Shareholders") and Xpedite Germany to purchase the capital stock of Xpedite Germany (the "Option Shares") from the Xpedite Germany Shareholders. The Xpedite Germany Shareholders have granted the Company a "call" option with respect to their Option Shares, exercisable (subject to certain conditions) at various times prior to December 31, 2006. The Company has granted the Xpedite Germany shareholders a "put" option with respect to their Option Shares, exercisable (subject to certain conditions) at various times prior to December 31, 2006. The purchase price potentially payable in connection with the exercise of such 'put' option is based upon the product of the earnings of Xpedite Germany, as defined in the agreement, and a percentage of the Company's stock price to earnings ratio, as defined in the agreement. Xpedite Germany has not met the minimum amount of earnings necessary for the put option to be exercisable, and therefore, due to the uncertainties as to the ability of Xpedite Germany to achieve the required financial results in the future, and

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

10. SYSTEM AND MARKETING AGREEMENTS--(CONTINUED) the uncertainty of future events, the Company does not consider the exercise of these options to be probable during the next twelve months. However, assuming that Xpedite Germany achieves the minimum amount of earnings of $1.7 million and utilizing the Company's stock price and earnings at and as of the twelve months ended December 31, 1995, the purchase price payable in connection with the exercise of 100% of the put option would be approximately $23 million. If Xpedite Germany achieves the minimum earnings level at sometime in the future, and the Xpedite Germany Shareholders choose to exercise this put option, the actual amount of the purchase price will more than likely differ from this amount due to the variable factors used to determine the purchase price. The purchase price can be paid in cash, the Company's Common Stock or a combination of cash and the Company's Common Stock, at the Company's option.

    In 1994, the Company invested, at then current exchange rates, approximately $150,000 for a 19% equity interest in Xpedite Germany. As of December 31, 1995, the Company has also provided Xpedite Germany approximately $2.5 million in non-convertible loans which are non-interest bearing through December 31, 1995, and payable in German marks. Beginning January 1, 1996, these loans bear interest at 10% per annum. The Company agreed to provide up to an additional $800,000 in such loans over the next three years. The Company has purchased forward contracts for 3,383,000 German marks to hedge the loan amount outstanding at December 31, 1995, reducing its risk to fluctuation in foreign exchange rates.

    On January 29, 1993, the Company entered into a System and Marketing Agreement with Xpedite Systems, Ltd., a United Kingdom corporation ("Xpedite UK"), to provide to Xpedite UK a fax message handling system, including hardware, software and equipment. Xpedite UK is controlled by affiliates of certain venture capital funds managed by Patricof & Co. Ventures, Inc., which venture capital funds are stockholders of the Company. The agreement has three major components: (a) a sale of an initial system to Xpedite UK for $604,000 which includes payment for all hardware and software; (b) royalties to the Company for the use of the software and software maintenance and configuration management; and (c) predetermined prices for additional equipment ("expansion costs"). The Company does not have an equity interest in Xpedite UK.

    Under a Put and Call Option Agreement amended as of July 6, 1995, the Company has agreed with APAX Partners & Co. Ventures, Ltd. and certain others (collectively, the "Xpedite UK Shareholders") and Xpedite UK to purchase the capital stock of Xpedite UK (the "Option Shares") from the Xpedite UK Shareholders. The Xpedite UK Shareholders have granted the Company a "call" option with respect to their Option Shares, exercisable (subject to certain conditions) from January 1, 1998 until December 31, 2005. The Company has granted the Xpedite UK Shareholders a "put" option with respect to their Option Shares, exercisable from January 1, 1998 until December 31, 2005. The purchase price potentially payable in connection with the exercise of such "put" option is based upon the product of the earnings of Xpedite UK, as defined in the agreement, and a percentage of the Company's stock price to earnings ratio, as defined in the agreement. Xpedite UK has not met the minimum amount of earnings necessary for the put option to be exercisable, and therefore, due to the uncertainties as to the ability of Xpedite UK to achieve the required financial results in the future, and the uncertainty of future events, the Company does not consider the exercise of these options to be probable during the next twelve months. However, assuming that Xpedite UK achieves the minimum amount of earnings of $2.5 million and utilizing the Company's stock price and earnings at and as of the twelve months ended December 31, 1995, the purchase price payable in connection with the exercise of 100% of the put option would be approximately $38 million. If Xpedite UK achieves the minimum earnings level at sometime in the future, and the Xpedite UK Shareholders choose to exercise this

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

10. SYSTEM AND MARKETING AGREEMENTS--(CONTINUED) put option, the actual amount of the purchase price will more than likely differ from this amount due to the variable factors used to determine the purchase price. The purchase price can be paid in cash, the Company's Common Stock or a combination of cash and the Company's Common Stock, at the Company's option.

    Pursuant to a System Agreement dated May 4, 1992, between the Company and Xpedite Systems, S.A. (successor to Eurofax, a French corporation) ("Xpedite France"), Xpedite France purchased an enhanced fax communications service system including a non-exclusive, non-transferable, terminable license to the Company's software for use in France. The initial purchase price of the system was $296,000. The agreement also provides for royalties to be paid to the Company based on varying percentages of the net revenues of Xpedite France. The agreement also provides that Xpedite France may for ten years from the date of the agreement purchase additional hardware and software to be used in such system. Software licenses under this agreement have been granted for 25 years. In November 1994, the Company invested, at then current exchange rates, approximately $190,000 for a 2.7% equity interest in Xpedite France.

    As of December 15, 1993, the Company entered into a Put and Call Option Agreement with APAX Partners & Cie., Olivier de Puymorin, and Xpedite France, to purchase the capital stock of Xpedite S.A. ("Option Shares") from the Xpedite France shareholders. Xpedite France is controlled by affiliates of certain venture capital funds managed by Patricof & Co. Ventures, Inc. which venture capital funds are stockholders of the Company. The Xpedite France shareholders have granted the Company a "call" option with respect to their Option Shares, exercisable (subject to certain conditions) from the first day of the month following the eighteen month anniversary of the closing date of an initial public offering until the earlier to occur of December 31, 2005 or the date on which the Company sells any shares of Xpedite France owned by the Company. The Company has granted the Xpedite France shareholders a "put" option with respect to their Option Shares, exercisable (subject to certain conditions) at various times prior to December 31, 2005. The purchase price potentially payable in connection with the exercise of such "put" option is based upon the product of the earnings of Xpedite France, as defined in the agreement, and a percentage of the Company's stock price to earnings ratio, as defined in the agreement. Xpedite France has not met the minimum amount of earnings necessary for the put option to be exercisable, and therefore, due to the uncertainties as to the ability of Xpedite France to achieve the required financial results in the future, and the uncertainty of future events, the Company does not consider the exercise of these options to be probable during the next twelve months. However, assuming that Xpedite France achieves the minimum amount of earnings of $1.5 million and utilizing the Company's stock price and earnings at and as of the twelve months ended December 31, 1995, the purchase price payable in connection with the exercise of 100% of the put option would be approximately $23 million. If Xpedite France achieves the minimum earnings level at sometime in the future, and the Xpedite France shareholders choose to exercise this put option, the actual amount of the purchase price will more than likely differ from this amount due to the variable factors used to determine the purchase price. The purchase price can be paid in cash, the Company's Common Stock or a combination of cash and the Company's Common Stock, at the Company's option.

    If and when the put and call options are exercised, the investments in Xpedite Germany, Xpedite UK and Xpedite France will be accounted for either on the equity method of accounting or will be consolidated, depending on the Company's percentage of ownership.

                             XPEDITE SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
          DECEMBER 31, 1993, 1994 AND 1995 AND MARCH 31, 1995 AND 1996

  (AMOUNTS AND DISCLOSURE APPLICABLE TO MARCH 31, 1995 AND 1996 ARE UNAUDITED)

11. SEGMENT DATA AND GEOGRAPHIC INFORMATION

    The Company operates in one industry segment. The following table presents financial information based on the Company's geographic segments for the year ended December 31, 1995:

                                                                          NET         OPERATING     IDENTIFIABLE
                                                                       REVENUES     (LOSS) INCOME      ASSETS
                                                                     -------------  --------------  -------------
North America......................................................  $  52,022,430  $  (44,020,454) $  49,650,056
Far East...........................................................      2,198,893        (102,167)    11,994,268
Europe.............................................................      1,462,639          43,237     11,238,447
                                                                     -------------  --------------  -------------
Total..............................................................  $  55,683,962  $  (44,079,384) $  72,882,771
                                                                     -------------  --------------  -------------
                                                                     -------------  --------------  -------------

[On the inside back cover page of the Prospectus, an outline drawing of a world map appears, showing points on the map which indicate countries in which the Xpedite Network has a physical point of presence.]

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           --------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                 -----------
Available Information..........................           3
Incorporation of Certain Documents by
  Reference....................................           3
Prospectus Summary.............................           4
Risk Factors...................................           9
Use of Proceeds................................          13
Price Range of Common Stock and Dividend
  Policy.......................................          13
Capitalization.................................          14
Selected Consolidated Financial and Operating
  Data.........................................          15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          17
Business.......................................          26
Management.....................................          37
Principal and Selling Stockholders.............          40
Underwriting...................................          42
Legal Matters..................................          43
Experts........................................          43
Index to Financial Statements..................         F-1

                                1,500,000 SHARES

                             XPEDITE SYSTEMS, INC.

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                            BEAR, STEARNS & CO. INC.
                       PRUDENTIAL SECURITIES INCORPORATED

                                            , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table shows the expenses which the Registrant expects to incur in connection with the Offering described in this Registration Statement. All expenses are estimated except for the Commission's registration fee, the National Association of Securities Dealers Inc. ("NASD") filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee............  $15,316.92
NASD filing fee................................................    4,879.00
Nasdaq National Market listing fee.............................   12,650.00
Legal fees and expenses........................................  300,000.00
Accounting fees and expenses...................................   75,000.00
Printing and engraving expenses................................   62,500.00
Registrar and transfer agent's fee.............................   15,000.00
Miscellaneous..................................................   10,000.00
                                                                 ----------
    Total......................................................  $495,345.92
                                                                 ----------
                                                                 ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

    In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, Section 145 requires that he be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

    Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in Section 145.

    Article 6 of the Registrant's Amended and Restated Certificate of Incorporation eliminates the personal liability of the directors of the Registrant to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as directors, with certain exceptions. Article VII, Section 7 of the Registrant's By-laws requires indemnification of directors and officers of the Registrant to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

    See Item 17 below.

ITEM 16. EXHIBITS.

  EXHIBIT
    NO.                                                     DESCRIPTION
- -----------  ---------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.*
       4.1   Specimen Certificate for Common Stock of the Registrant.**
       4.2   Shareholders Agreement, dated as of November 20, 1995, among the Registrant, David Epstein, Stuart
             Epstein, Robert Epstein, APA Excelsior III, L.P., a Delaware limited partnership, Coutts & Co. (Jersey),
             Custodian for APA Excelsior III/Offshore, L.P., a Channel Islands corporation, CIN Venture Nominees,
             Ltd., a United Kingdom corporation, APA/Fostin Pennsylvania Venture Capital Fund, L.P., a New York
             limited partnership, 11313 Yukon Ltd., a Yukon corporation, George Abi Zeid, Fortune Partner Investments
             Ltd., a British Virgin Islands corporation, Gold Chalet Overseas Ltd., a British Virgin Islands
             corporation, Barclay Holdings Corporation, a British Virgin Islands corporation, Zeev Remez, Ian Wilder,
             Paul Leslie Hammond, Roy B. Andersen, Jr., Stuart S. Levy, Max A. Slifer and Dennis Schmaltz.***
       4.3   Stock Purchase Agreement dated as of June 12, 1992 among the Registrant, Robert A. Epstein, Stuart
             Epstein, David Epstein, and APA Excelsior III, L.P., Coutts & Co. (Jersey), Ltd., Custodian for APA
             Excelsior III/Offshore, L.P., CIN Venture Nominees, Ltd., and APA/ Fostin Pennsylvania Venture Capital
             Fund, L.P.**
       5.1   Opinion of Paul, Hastings, Janofsky & Walker.*
      10.1   Employment Agreement, dated as of June 27, 1996, between the Registrant and Robert S. Vaters.
      23.1   Consent of Ernst & Young LLP.
      23.2   Consent of David Berdon & Co. LLP.
      23.3   Consent of Merdinger, Fruchter, Rosen & Corso, P.C.
      23.4   Consent of BDO Seidman, LLP.
      23.5   Consent of Visura Treuhand-Gesellschaft.
      23.6   Consent of Paul, Hastings, Janofsky & Walker (included in Exhibit 5.1).*
      24.1   Power of Attorney (See Page II-4).
      27.1   Financial Data Schedule.

- ------------
*   To be filed by amendment.

** Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 33-73258, originally filed with the Commission on December 22, 1993, and declared effective on February 11, 1994.

*** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Commission on December 4, 1995, and amended pursuant to (i) Amendment No. 1 on Form 8-K/A, filed with the

    Commission on January 5, 1996; (ii) Amendment No. 2 on Form 8-K/A filed with the Commission on January 12, 1996; (iii) Amendment No. 3 on Form 8-K/A filed with the Commission on May 3, 1996 and (iv) Amendment No. 4 on Form 8-K/A filed with the Commission on June 28, 1996.

ITEM 17. UNDERTAKINGS.

    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (i) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eatontown, State of New Jersey, on July 17, 1996.

                                          XPEDITE SYSTEMS, INC.

                                          By:      /s/ ROY B. ANDERSEN, JR.

                                            ------------------------------------
                                              Roy B. Andersen, Jr.
                                            President, Chief Executive Officer
                                              and Director

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roy B. Andersen, Jr. and Robert S. Vaters, and each of them, his true and lawful attorney- or attorneys-in-fact and agent or agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre- or post-effective amendments) to this Registration Statement, and any registration statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                SIGNATURE                                 CAPACITY IN WHICH SIGNED                     DATE
- ------------------------------------------  ----------------------------------------------------  ---------------
         /s/ ROY B. ANDERSEN, JR.           President, Chief Executive Officer and Director        July 17, 1996
    ---------------------------------         (Principal Executive Officer)
           Roy B. Andersen, Jr.

           /s/ ROBERT S. VATERS             Executive Vice President--Finance and Chief            July 17, 1996
    ---------------------------------         Financial Officer (Principal Accounting and
             Robert S. Vaters                 Financial Officer)

            /s/ JOHN C. BAKER               Director                                               July 17, 1996
    ---------------------------------
              John C. Baker

            /s/ DAVID EPSTEIN               Director                                               July 17, 1996
    ---------------------------------
              David Epstein

            /s/ ROBERT CHEFITZ              Director                                               July 17, 1996
    ---------------------------------
              Robert Chefitz

          /s/ PHILIP A. CAMPBELL            Director                                               July 17, 1996
    ---------------------------------
            Philip A. Campbell

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                                     DESCRIPTION
- -----------  ---------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.*
       4.1   Specimen Certificate for Common Stock of the Registrant.**
       4.2   Shareholders Agreement, dated as of November 20, 1995, among the Registrant, David Epstein, Stuart
             Epstein, Robert Epstein, APA Excelsior III, L.P., a Delaware limited partnership, Coutts & Co. (Jersey),
             Custodian for APA Excelsior III/Offshore, L.P., a Channel Islands corporation, CIN Venture Nominees,
             Ltd., a United Kingdom corporation, APA/Fostin Pennsylvania Venture Capital Fund, L.P., a New York
             limited partnership, 11313 Yukon Ltd., a Yukon corporation, George Abi Zeid, Fortune Partner Investments
             Ltd., a British Virgin Islands corporation, Gold Chalet Overseas Ltd., a British Virgin Islands
             corporation, Barclay Holdings Corporation, a British Virgin Islands corporation, Zeev Remez, Ian Wilder,
             Paul Leslie Hammond, Roy B. Andersen, Jr., Stuart S. Levy, Max A. Slifer and Dennis Schmaltz.***
       4.3   Purchase Agreement dated as of June 12, 1992 among the Registrant, Robert A. Epstein, Stuart Epstein,
             David Epstein, and APA Excelsior III, L.P., Coutts & Co. (Jersey), Ltd., Custodian for APA Excelsior
             III/Offshore, L.P., CIN Venture Nominees, Ltd., and APA/Fostin Pennsylvania Venture Capital Fund, L.P.**
       5.1   Opinion of Paul, Hastings, Janofsky & Walker.*
      10.1   Employment Agreement, dated as of June 27, 1996, between the Registrant and Robert S. Vaters.
      23.1   Consent of Ernst & Young LLP.
      23.2   Consent of David Berdon & Co. LLP.
      23.3   Consent of Merdinger, Fruchter, Rosen & Corso, P.C.
      23.4   Consent of BDO Seidman, LLP.
      23.5   Consent of Visura Treuhand-Gesellschaft.
      23.6   Consent of Paul, Hastings, Janofsky & Walker (included in Exhibit 5.1).*
      24.1   Power of Attorney (See Page II-4).
      27.1   Financial Data Schedule.

- ------------
*   To be filed by amendment.

** Incorporated by reference to the Registrant's Registration Statement on Form S-1, Registration No. 33-73258, originally filed with the Commission on December 22, 1993, and declared effective on February 11, 1994.

*** Incorporated by reference to the Registrant's Current Report on Form 8-K, filed with the Commission on December 4, 1995, and amended pursuant to (i) Amendment No. 1 on Form 8-K/A, filed with the Commission on January 5, 1996;
    (ii) Amendment No. 2 on Form 8-K/A filed with the Commission on January 12, 1996; (iii) Amendment No. 3 on Form 8-K/A filed with the Commission on May 3, 1996; and (iv) Amendment No. 4 on Form 8-K/A filed with the Commission on June 28, 1996.